As Filed with the Securities and Exchange Commission on April 4, 2003

Registration No. 333-102552

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
FORM S-3

Registration Statement Under The Securities Act of 1933, As Amended

Essex Property Trust, Inc.
(Exact name of registrant as specified in its charter)

Maryland	77-0369576
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

925 East Meadow Drive
Palo Alto, California    94303
(650) 494-3700

(Address, including zip code, and telephone, including area code, of registrar's principal executive offices)

Keith R. Guericke
President and Chief Executive Officer
925 East Meadow Drive
Palo Alto, California    94303
(650) 494-3700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to
Stephen J. Schrader, Esq.
Morrison & Foerster LLP
755 Page Mill Road
Palo Alto, California    94303
(650) 813-5600

   Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Aggregate Offering Price Per Share (2)(3)	Proposed Maximum Aggregate Offering Price (2)(3)	Amount of Registration Fee(4)
Common Stock, $.0001 par value	6,513,490 shares	$52.38	$341,176,606	$31,400

(1) Including an indeterminate number of shares which may be issued by Essex Property Trust, Inc. with respect to such shares of common stock by way of a stock dividend, stock split or in connection with a stock combination, recapitalization, merger, consolidation or otherwise.

(2) Based upon the average of the high and low prices of the common stock reported on the New York Stock Exchange on March 31, 2003 pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

(3) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933, as amended.

(4) Registration fee of $12,780 paid upon initial filing on January 16, 2003.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THE SELLING STOCKHOLDERS MAY NOT RESELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED April 4, 2003

PROSPECTUS

ESSEX PROPERTY TRUST, INC.

6,513,490 SHARES OF COMMON STOCK

This prospectus relates to 6,513,490 shares of our common stock. Of these shares, 2,719,875 are outstanding and may be offered and sold from time to time by selling stockholders named in this prospectus and 50,000 shares may be issued by us to these same selling stockholders in connection with certain contractual obligations and then offered and resold from time to time by such selling stockholders. In addition, of these 6,513,490 shares of common stock, 3,743,615 may be issued by us upon the exchange of outstanding partnership units on a one-for-one basis and offered and resold from time to time by selling stockholders named in this prospectus. We are registering the shares of common stock to provide the selling stockholders with freely tradeable securities, but this registration does not necessarily mean that the selling stockholders will offer or sell the shares.

We are filing the registration statement of which this prospectus is a part pursuant to contractual obligations. We will not receive any proceeds from the sale of the shares by the selling stockholders but we have agreed to pay certain registration expenses.

To facilitate maintenance of our qualification as a real estate investment trust for federal income tax purposes, subject to certain exceptions, we prohibit the ownership, actually or constructively, by any single person of more than 6.0% of the value of the outstanding shares of our stock.

Our common stock is listed on the New York Stock Exchange under the symbol "ESS." On April 3, 2003 the last reported sales price of our common stock on the New York Stock Exchange was $54.00 per share.

INVESTING IN OUR COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

-------------------------

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus is _______________, 2003.

Neither Essex Property Trust, Inc. nor the selling stockholders have authorized any person to give any information or to make any representation not contained or incorporated by reference in this prospectus. You must not rely upon any information or representation not contained or incorporated by reference in this prospectus as if we had authorized it. This prospectus is not an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates and this prospectus is not an offer to sell or the solicitation of an offer to buy securities in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation. You should not assume that the information contained in this prospectus is correct on any date after the date of this prospectus, even though this prospectus is delivered or shares are sold pursuant to this prospectus on a later date.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file with the SEC at the SEC's public reference room at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. The SEC also maintains a web site that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You can inspect reports and other information we file at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed a registration statement of which this prospectus is a part and related exhibits with the SEC under the Securities Act of 1933, as amended (the "Securities Act"). The registration statement contains additional information about us. You may inspect the registration statement and exhibits without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and you may obtain copies from the SEC at prescribed rates.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. Any statement contained in a document which is incorporated by reference in this prospectus is automatically updated and superseded if information contained in this prospectus, or information that we later file with the SEC, modifies or replaces this information. We incorporate by reference the following documents we filed with the SEC:

- Annual Report on Form 10-K for the year ended December 31, 2002;

- Current Reports on Form 8-K or Form 8-K/A filed on January 16, 2003, February 6, 2003 and February 19, 2003;

- the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on May 27, 1994; and

- all documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") (other than current reports furnished under Item 9 of Form 8-K) after the date of this prospectus and prior to the termination of the offering.

To receive a free copy of any of the documents incorporated by reference in this prospectus (other than exhibits, unless they are specifically incorporated by reference in the documents), call or write Essex Property Trust, Inc., 925 East Meadow Drive, Palo Alto, California 94303, Attention: Secretary (650) 494- 3700).

Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to "Essex" mean Essex Property Trust, Inc. and all references to the "Operating Partnership" mean Essex Portfolio, L.P. Unless we indicate otherwise or unless the context requires otherwise, all references in this prospectus to "we," "us," or "our" mean Essex and its subsidiaries, including the operating partnership and its subsidiaries. When we refer to Essex's "charter" we mean Essex's articles of incorporation, as amended and supplemented from time to time.

FORWARD-LOOKING STATEMENTS

This prospectus contains or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act, and are subject to the "safe harbor" provisions created by these statutes. All statements, other than statements of historical facts, that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Such statements are characterized by terminology such as "anticipates," "believes," "expects," "future," "intends," "assuming," "projects," "plans" and similar expressions or the negative of those terms or other comparable terminology. These forward-looking statements which include statements about our expectations, objectives, anticipations, intentions and strategies regarding the future, expected operation results, revenues and earnings, reflect only management's current expectations and are not guarantees of future performance and are subject to risks and uncertainties, including those risks described under the heading "Risk Factors" in this prospectus, or in the documents incorporated by reference in this prospectus, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Forward-looking statements in this prospectus include, without limitation:

  Our expectation that we will not have sufficient cash flows from operations to make all of our balloon payments when due under our mortgages and our line of credit borrowings;
  Our intent to continue to acquire multifamily residential properties;
  Our expectation to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or additional equity;
  Our belief that we are well positioned to meet the challenges ahead;
  Our intent to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make;
  Our ability to obtain additional debt financing in the future through mortgages on some or all of our properties;
  Our ability to enter into business combinations with Messrs. Marcus and Millichap and The Marcus & Millichap Company, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law;
  Our ability to establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control;
  Our expectation to engage in tax-exempt financings in the future;
  Our anticipation to maintain sufficient influence over any joint venture to achieve its objectives;
  Our plan to hold contributed assets or defer recognition of taxable gain on their sale pursuant to like-kind exchanges under Section 1031 of the Internal Revenue Code and their impact on our financial position;
  Our anticipation to maintain sufficient influence over the Essex Apartment Value Fund, L.P. to permit it to achieve its business objectives; and
  Our belief that we will continue to qualify as a REIT.

All forward-looking statements included or incorporated by reference in this prospectus are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward- looking statement or statements. It is important to note that such forward- looking statements are subject to risks and uncertainties and that our actual results could differ materially from those in such forward-looking statements. The foregoing factors, as well as those under the heading "Risk Factors" in this prospectus and in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q that we file with the SEC from time to time, among others, in some cases have affected, and in the future could affect, our actual operating results and could cause our actual consolidated operating results to differ materially from those expressed in any forward-looking statement made by us. You are cautioned not to place undue reliance on forward-looking statements contained in this prospectus.

Risk Factors

Our operations involve various risks that could have adverse consequences to us. These risks include, among others, the following:

Debt Financing

At December 31, 2002, we had approximately $804,063,000 of indebtedness (including $185,920,000 of variable rate indebtedness, of which $59,420,000 is capped at interest rates ranging from 7.1% to 7.3%).

We are subject to the risks normally associated with debt financing, including the following:

  cash flow may not be sufficient to meet required payments of principal and interest;
  inability to refinance existing indebtedness on encumbered properties; and
  the terms of any refinancing may not be as favorable as the terms of existing indebtedness.

Uncertainty of Ability to Refinance Balloon Payments

At December 31, 2002, we had an aggregate of approximately $804,063,000 of mortgage debt and line of credit borrowings, some of which are subject to balloon payments of principal. We do not expect to have sufficient cash flows from operations to make all of such balloon payments when due under these mortgages and the line of credit borrowings.

At December 31, 2002, these mortgages and lines of credit borrowings had the following scheduled maturity dates:

2003--$55.6 million (includes lines of credit balance of $30 million as of December 31, 2002);

2004--$104.6 million (includes lines of credit balance of $96.5 million as of December 31, 2002);

2005--$41.1 million;

2006--$20.5 million;

2007 --$63.2 million;

2008 and thereafter--$519.1 million.

We may not be able to refinance such mortgage indebtedness or lines of credit. The properties subject to these mortgages could be foreclosed upon or otherwise transferred to the mortgagee. This could mean a loss to us of income and asset value. Alternatively, we may be required to refinance the debt at higher interest rates. If we are unable to make such payments when due, a mortgage lender could foreclose on the property securing the mortgage, which could have a material adverse effect on our financial condition and results of operations.

Economic Environment and Impact on Operating Results

Both the national economy and the economies of the western states in which we own, manage and develop properties, some of which are concentrated in high-tech sectors, have been and continue to be in a recession. The impact of such recession on operating results can include, and are not limited to, reduction in rental rates, occupancy levels, property valuations and increases in operating costs such as advertising, turnover and repair and maintenance expense.

Our property type and diverse geographic locations provide some degree of risk moderation but we are not immune to a prolonged down cycle in the real estate markets in which we operate. Although we believe we are well positioned to meet the challenges ahead, it is possible that further reductions in occupancy and market rental rates will result in reduction of rental revenues, operating income, cash flows, and the market value of our shares. Prolonged recession could also affect our ability to obtain financing at acceptable rates on interest and to access funds from the disposition of properties at acceptable prices.

Risk of Rising Interest Rates

At December 31, 2002, we had approximately $59,420,000 of long-term variable rate indebtedness bearing interest at a floating rate tied to the rate of short-term tax-exempt revenue bonds (which matures at various dates from 2020 through 2026), and $126,500,000 of variable rate indebtedness under our lines of credit bearing interest at 1.10% over LIBOR. The long-term variable rate indebtedness of approximately $59,420,000 is subject to an interest rate protection agreement, which may reduce the risks associated with fluctuations in interest rates. The remaining $126,500,000 of long-term variable rate indebtedness is not subject to any interest rate protection agreement, and consequently, an increase in interest rates may have an adverse effect on net income and results of operations of Essex.

Current interest rates are at historic lows and potentially could increase rapidly to levels more in line with recent historic levels. The immediate effect of significant and rapid interest rate increases would result in higher interest expense in our variable rate indebtedness. The effect of prolonged interest rate increases could negatively impact our ability to make acquisitions and develop properties at economic returns on investment and our ability to refinance existing borrowings at acceptable rates.

Risk of Losses on Interest Rate Hedging Arrangements

We have, from time to time, entered into agreements to reduce the risks associated with increases in interest rates, and may continue to do so. Although these agreements may partially protect against rising interest rates, these agreements also may reduce the benefits to us when interest rates decline. There can be no assurance that any such hedging arrangements can be refinanced or that we will be able to enter into other hedging arrangements to replace existing ones if interest rates decline. Furthermore, interest rate movements during the term of interest rate hedging arrangements may result in a gain or loss on our investment in the hedging arrangement. In addition, if a hedging arrangement is not indexed to the same rate as the indebtedness that is hedged, we may be exposed to losses to the extent that the rate governing the indebtedness and the rate governing the hedging arrangement change independently of each other. Finally, nonperformance by the other party to the hedging arrangement may subject us to increased credit risks. In order to minimize counterparty credit risk, our policy is to enter into hedging arrangements only with large financial institutions.

Acquisition Activities: Risks that Acquisitions Will Fail to Meet Expectations

We intend to continue to acquire multifamily residential properties. There are risks that acquired properties will fail to perform as expected. Estimates of future income, expenses and the costs of improvements necessary to allow us to market an acquired property as originally intended may prove to be inaccurate. In addition, we expect to finance future acquisitions, in whole or in part, under various forms of secured or unsecured financing or through the issuance of partnership units by the Operating Partnership or additional equity by us. The use of equity financing, rather than debt, for future developments or acquisitions could dilute the interest of our existing stockholders. If new acquisitions are financed under existing lines of credit, there is a risk that, unless substitute financing is obtained, further availability under the lines of credit for new development may not be available or may be available only on disadvantageous terms.

Also, we may not be able to refinance our existing line of credit upon maturity, or the terms of such refinancing may not be as favorable as the terms of the existing indebtedness. Further, acquisitions of properties are subject to the general risks associated with real estate investments. For further information regarding these risks, please see "-Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

On December 17, 2002, we completed the acquisition of John M. Sachs, Inc., a real estate company pursuant to which we acquired a real estate portfolio, consisting primarily of apartment communities located in San Diego County, California. The assets in this transaction were valued at approximately $301 million. This is our largest real estate portfolio acquisition to date. The integration of these properties into our company will place a burden on our management team and infrastructure. These properties may not perform as expected. In addition, as this transaction was structured as a merger, there is the risk that we assumed unknown liabilities, which might adversely affect our results of operations.

Risks that Development Activities Will Be Delayed, not Completed, and/or Fail to Achieve Expected Results

We pursue multifamily residential property development projects from time to time. Development projects generally require various governmental and other approvals, the receipt of which cannot be assured. Our development activities generally entail certain risks, including the following:

  funds may be expended and management's time devoted to projects that may not be completed;
  construction costs of a project may exceed original estimates possibly making the project economically unfeasible;
  development projects may be delayed due to, among other things, adverse weather conditions;
  occupancy rates and rents at a completed project may be less than anticipated; and
  expenses at a completed development may be higher than anticipated.

These risks may reduce the funds available for distribution to our stockholders. Further, the development of properties is also subject to the general risks associated with real estate investments. For further information regarding these risks, please see "-Adverse Effect to Property Income and Value Due to General Real Estate Investment Risks."

The Geographic Concentration of the Properties and Fluctuations in Local Markets May Adversely Impact Income

Significant amounts of rental revenues for the year ended December 31, 2002, were derived from properties concentrated in Northern California (the San Francisco Bay Area), Southern California (Los Angeles, Ventura, Orange and San Diego counties), and the Pacific Northwest (the Seattle, Washington and Portland, Oregon metropolitan areas). As of December 31, 2002, of our 112 ownership interests in multifamily residential properties, 83 are located in California. As a result of this geographic concentration, if a local property market performs poorly, the income from the properties in that market could decrease. As a result of such a decrease in income, we may be unable to pay expected dividends to our stockholders. The performance of the economy in each of these areas affects occupancy, market rental rates and expenses and, consequently impacts the income generated from the properties and their underlying values. The financial results of major local employers may also impact the cash flow and value of certain of the properties. Economic downturns in the local markets in which we own properties could have a negative impact on our financial condition and results from operations.

Competition in the Multifamily Residential Market May Adversely Affect Operations and the Rental Demand for Our Properties

There are numerous housing alternatives that compete with the multifamily properties in attracting residents. These include other multifamily rental apartments and single-family homes that are available for rent in the markets in which the properties are located. The properties also compete for residents with new and existing homes and condominiums that are for sale. If the demand for our properties is reduced or if competitors develop and/or acquire competing properties on a more cost-effective basis, rental rates may drop, which may have a material adverse affect on our financial condition and results of operations.

We also face competition from other real estate investment trusts, businesses and other entities in the acquisition, development and operation of properties. Some of the competitors are larger and have greater financial resources than we do. This competition may result in increased costs of properties we acquire and/or develop.

Debt Financing on Properties May Result in Insufficient Cash Flow

Where possible, we intend to continue to use leverage to increase the rate of return on our investments and to provide for additional investments that we could not otherwise make. There is a risk that the cash flow from the properties will be insufficient to meet both debt payment obligations and the distribution requirements of the real estate investment trust provisions of the Internal Revenue Code of 1986, as amended (the "Code"). We may obtain additional debt financing in the future, through mortgages on some or all of the properties. These mortgages may be recourse, non-recourse, or cross- collateralized. As of December 31, 2002, we had 54 properties encumbered by debt. Of the 54 properties, 35 are secured by deeds of trust relating solely to those properties, and with respect to the remaining 19 properties, five cross- collateralized mortgages are secured by eight properties, three properties, three properties, three properties and two properties, respectively. The holders of this indebtedness will have a claim against these properties and to the extent indebtedness is cross collateralized, lenders may seek to foreclose upon properties, which are not the primary collateral for their loan. This may, in turn, accelerate other indebtedness secured by properties. Foreclosure of properties would reduce our income and asset value.

Dividend Requirements as a Result Of Preferred Stock May Lead to a Possible Inability to Sustain Dividends

In 1998 and 1999, the Operating Partnership issued $210 million in aggregate of Series B Cumulative Redeemable Preferred Units (the "Series B Preferred Units"), Series C Cumulative Redeemable Preferred Units, (the "Series C Preferred Units"), Series D Cumulative Redeemable Preferred Units (the "Series D Preferred Units") and Series E Cumulative Redeemable Preferred Units (the "Series E Preferred Units"). The Series B Preferred Units, the Series C Preferred Units, the Series D Preferred Units and the Series E Preferred Units are collectively referred to as the "Preferred Units".

The terms of the preferred stock into which each series of Preferred Units are exchangeable provide for certain cumulative preferential cash distributions per each share of preferred stock. These terms also provide that while such preferred stock is outstanding, no distributions may be authorized, declared or paid on the common stock unless all distributions accumulated on all shares of such preferred stock have been paid in full. The distributions payable on such preferred stock may impair our ability to pay dividends on our common stock.

If we wish to issue any common stock in the future (including, upon exercise of stock options), the funds required to continue to pay cash dividends at current levels will be increased. Our ability to pay dividends will depend largely upon the performance of the properties and other properties that may be acquired in the future.

Our ability to pay dividends on our stock is further limited by the Maryland General Corporation Law. Under the Maryland General Corporation Law, we may not make a distribution on stock if, after giving effect to such distribution, either:

  we would not be able to pay our indebtedness as it becomes due in the usual course of business; or
  our total assets would be less than our total liabilities.

If we cannot pay dividends on our stock, our status as a real estate investment trust may be jeopardized.

Registration and Resale of Shares Pursuant to this Registration Statement May Have an Adverse Effect on the Market Price of the Shares

Pursuant to our acquisition of John M. Sachs, Inc., a real estate company, in December 2002, we issued 2,719,875 shares of common stock, as partial consideration for the acquisition, to the trusts that were the shareholders of that company. In connection with the acquisition, we entered into a registration rights agreement with these trusts, pursuant to which in January 2003 we filed this Registration Statement in order to enable their resale of our shares of common stock. In this Registration Statement, we are also registering, pursuant to certain registration rights, an aggregate of 2,270,490 shares of common stock, which are issuable upon exchange of limited partnership interests in the Operating Partnership. These limited partnership interests are held by senior members of our management, certain members of our Board of Directors and certain outside investors, or the Operating Partnership Holders, and comprise approximately 10% of the limited partnership interests of the Operating Partnership, as of December 31, 2002. In addition, the Operating Partnership has invested in certain real estate partnerships. In this Registration Statement, we are also registering, pursuant to certain registration rights, an aggregate of 1,473,125 shares of common stock, which are issuable upon redemption of all of the limited partnership interests in such real estate partnerships. The registration and resale of the shares of common stock pursuant to this Registration Statement may have an adverse effect on the market price of our shares.

Our Chairman is Involved in Other Real Estate Activities and Investments, Which May Lead to Conflicts of Interest

Our Chairman, George M. Marcus, owns interests in various other real estate-related business and investments. He is the Chairman of The Marcus & Millichap Company, or MM, which is the holding company for real estate brokerage and services companies. MM has an interest in Pacific Property Company, a company that invests in West Coast multifamily residential properties. In 1999, we sold an office building which Essex previously occupied to MM.

Mr. Marcus has agreed (1) that he will not divert any multifamily property acquisition and/or development opportunities, which involve properties in Essex's geographic areas and with more than one hundred rental units, that are presented to him in his capacity as Chairman of Essex to any of his affiliated companies, (2) that he will not divulge any information regarding property acquisition and/or development opportunities that may be received by him in his capacity as Chairman of Essex to any of his affiliated companies, and (3) that he will absent himself from any and all discussions by the Essex Board of Directors regarding any proposed acquisition and/or development of a multifamily property where it appears that there may be an actual conflict of interest with any of his affiliated companies. Notwithstanding this agreement, Mr. Marcus and affiliated entities may potentially compete with us in acquiring multifamily properties, which competition may be detrimental to us. In addition, due to such potential competition for real estate investments, Mr. Marcus and affiliated entities may have a conflict of interest with us, which may be detrimental to the interests of our stockholders.

The Influence of Executive Officers, Directors and Significant Stockholders May Be Detrimental To Holders of Common Stock

As of February 28, 2003, George M. Marcus, the Chairman of our Board of Directors, wholly or partially owned 1,742,711 shares of common stock (including shares issuable upon exchange of limited partnership interests in the Operating Partnership and certain other partnerships and assuming exercise of all vested options). This represents approximately 7.7% of the outstanding shares of common stock. Mr. Marcus currently does not have majority control over us. However, he currently has, and likely will continue to have, significant influence with respect to the election of directors and approval or disapproval of significant corporate actions. Consequently, his influence could result in decisions that do not reflect the interests of all our stockholders.

Under the partnership agreement of the Operating Partnership, the consent of the holders of limited partnership interests is generally required for any amendment of the agreement and for certain extraordinary actions. Through their ownership of limited partnership interests and their positions with us, our directors and executive officers, including Messrs. Marcus and Millichap, have substantial influence on us. Consequently, their influence could result in decisions that do not reflect the interests of all our stockholders.

Pursuant to our acquisition of John M. Sachs, Inc. in December 2002, we issued, as partial consideration for the acquisition, 2,719,875 shares of our common stock to the trusts that were the shareholders of that company. As a result of this issuance, these trusts own, as of February 28, 2003, in aggregate, approximately 12.9% of our outstanding common stock. These trusts are among the selling stockholders named in this prospectus. The trusts have common trustees, and pursuant to their ownership interest in us, these trusts may have influence over us. Such influence could result in decisions that do not reflect the interest of all our stockholders.

The Voting Rights Of Preferred Stock May Allow Holders Of Preferred Stock To Impede Actions That Otherwise Benefit Holders Of Common Stock

In general, the holders of the preferred stock into which our Preferred Units are exchangeable do not have any voting rights. However, if full distributions are not made on any outstanding preferred stock for six quarterly distributions periods, the holders of preferred stock who have not received distributions, voting together as a single class, will have the right to elect two additional directors to serve on our Board of Directors. These voting rights continue until all distributions in arrears and distributions for the current quarterly period on the preferred stock have been paid in full. At that time, the holders of the preferred stock are divested of these voting rights, and the term and office of the directors so elected immediately terminates.

In addition, while any shares of preferred stock (into which the preferred units are exchangeable) are outstanding, we:

  may not authorize or create any class of series of stock that ranks senior to this preferred stock with respect to the payment of dividends, rights upon liquidation, dissolution or winding-up of our business;
  amend, alter or repeal the provisions of our Charter or Bylaws, that would materially and adversely affect these rights without the consent of the holders of two-thirds of the outstanding shares of each series of preferred stock (as applicable), each voting separately as a single class;
  merge or consolidate with another entity; or
  transfer substantially all of its assets to any corporation or other entity, without the affirmative vote of the holders of at least two-thirds of each series of preferred stock, each voting separately as a class, unless the transaction meets certain criteria.

These voting rights of the preferred stock may allow holders of preferred stock to impede or veto actions that would otherwise benefit the holders of our common stock.

Exemption Of George M. Marcus From The Maryland Business Combination Law May Allow Certain Transactions Between Us And George M. Marcus To Proceed Without Compliance With Such Law

The Maryland General Corporation Law establishes special requirements for "business combinations" between a Maryland corporation and "interested stockholders" unless exemptions are applicable. An interested stockholder is any person who beneficially owns ten percent or more of the voting power of the then-outstanding voting stock.

The law also requires a supermajority stockholder vote for such transactions. This means that the transaction must be approved by at least:

  80% of the votes entitled to be cast by holders of outstanding voting shares; and
  66% of the votes entitled to be cast by holders of outstanding voting shares other than shares held by the interested stockholder with whom the business combination is to be effected.

However, as permitted by the statute, the Board of Directors irrevocably has elected to exempt any business combination by us, George M. Marcus, William A. Millichap, who are the chairman and a director of Essex, respectively, and MM or any entity owned or controlled by Messrs. Marcus and Millichap and MM. Consequently, the super-majority vote requirement described above will not apply to any business combination between us and Mr. Marcus, Mr. Millichap, or MM. As a result, we may in the future enter into business combinations with Messrs Marcus and Millichap and MM, without compliance with the super-majority vote requirements and other provisions of the Maryland General Corporation Law.

Anti-Takeover Provisions Contained In The Operating Partnership Agreement, Charter, Bylaws, And Certain Provisions Of Maryland Law Could Delay, Defer Or Prevent A Change In Control

While we are the sole general partner of the Operating Partnership, and generally have full and exclusive responsibility and discretion in the management and control of the Operating Partnership, certain provisions of the Operating Partnership's partnership agreement place limitations on our ability to act with respect to the Operating Partnership. Such limitations could delay, defer or prevent a transaction or a change in control that might involve a premium price for our stock or otherwise be in the best interest of our stockholders or that could otherwise adversely affect the interest of our stockholders. The partnership agreement provides that if the limited partners own at least 5% of the outstanding units of limited partnership interest in the Operating Partnership, we cannot, without first obtaining the consent of a majority-in-interest of the limited partners in the Operating Partnership, transfer all or any portion of our general partner interest in the Operating Partnership to another entity. Such limitations on our ability to act may result in our being precluded from taking action that the Board of Directors believes is in the best interests of our stockholders. In addition, as of December 31, 2002, two individuals together held more than 50% of the outstanding units of limited partnership interest in the Operating Partnership, allowing such actions to be blocked by a small number of limited partners.

Our Charter authorizes the issuance of additional shares of common stock or preferred stock and the setting of the preferences, rights and other terms of such preferred stock without the approval of the holders of the common stock. Although we have no intention to issue any additional shares of preferred stock at the present time, we may establish one or more series of preferred stock that could delay, defer or prevent a transaction or a change in control. Such a transaction might involve a premium price for our stock or otherwise be in the best interests of the holders of our common stock. Also, such a class of preferred stock could have dividend, voting or other rights that could adversely affect the interest of holders of common stock.

Our Charter, as well as our stockholder rights plan, also contains other provisions that may delay, defer or prevent a transaction or a change in control that might be in the best interest of our stockholders. Our stockholder rights plan is designed, among other things, to prevent a person or group from gaining control of us without offering a fair price to all of our stockholders. Also, the Bylaws may be amended by the Board of Directors to include provisions that would have a similar effect, although we presently have no such intention. The Charter contains ownership provisions limiting the transferability and ownership of shares of capital stock, which may have the effect of delaying, deferring or preventing a transaction or a change in control. For example, subject to receiving an exemption from the Board of Directors, potential acquirers may not purchase more than 6% percent in value of the stock (other than qualified pension trusts which can acquire 9.9%). This may discourage tender offers that may be attractive to the holders of common stock and limit the opportunity for stockholders to receive a premium for their shares of common stock.

In addition, the Maryland General Corporations Law restricts the voting rights of shares deemed to be "control shares." Under the Maryland General Corporations Law, "control shares" are those which, when aggregated with any other shares held by the acquirer, entitle the acquirer to exercise voting power within specified ranges. Although the Bylaws exempt us from the control share provisions of the Maryland General Corporations Law, the provisions of the Bylaws may be amended or eliminated by the Board of Directors at any time in the future. Moreover, any such amendment or elimination of such provision of the Bylaws may result in the application of the control share provisions of the Maryland General Corporations Law not only to control shares which may be acquired in the future, but also to control shares previously acquired. If the provisions of the Bylaws are amended or eliminated, the control share provisions of the Maryland General Corporations Law could delay, defer or prevent a transaction or change in control that might involve a premium price for the stock or otherwise be in the best interests of our stockholders.

Bond Compliance Requirements May Limit Income From Certain Properties

At December 31, 2002, we had approximately $59.4 million of variable rate tax-exempt financing relating to the Inglenook Court Apartments, Wandering Creek Apartments, Treetops Apartments, Huntington Breakers Apartments, Camarillo Oaks Apartments and Parker Ranch Apartments and $16.2 million of fixed rate tax- exempt financing related to Meadowood Apartments. This tax-exempt financing subjects these properties to certain deed restrictions and restrictive covenants. We expect to engage in tax-exempt financings in the future. In addition, the Internal Revenue Code and rules and regulations thereunder impose various restrictions, conditions and requirements excluding interest on qualified bond obligations from gross income for federal income tax purposes. The Internal Revenue Code also requires that at least 20% of apartment units be made available to residents with gross incomes that do not exceed 50% of the median income for the applicable family size as determined by the Housing and Urban Development Department of the federal government. In addition to federal requirements, certain state and local authorities may impose additional rental restrictions. These restrictions may limit income from the tax-exempt financed properties if we are required to lower rental rates to attract residents who satisfy the median income test. If Essex does not reserve the required number of apartment homes for residents satisfying these income requirements, the tax- exempt status of the bonds may be terminated, the obligations under the bond documents may be accelerated and we may be subject to additional contractual liability.

Adverse Effect To Property Income And Value Due To General Real Estate Investment Risks

Real property investments are subject to a variety of risks. The yields available from equity investments in real estate depend on the amount of income generated and expenses incurred. If the properties do not generate sufficient income to meet operating expenses, including debt service and capital expenditures, cash flow and ability to make distributions to stockholders will be adversely affected. The performance of the economy in each of the areas in which the properties are located affects occupancy, market rental rates and expenses.

Consequently, the income from the properties and their underlying values may be impacted. The financial results of major local employers may have an impact on the cash flow and value of certain of the properties as well.

Income from the properties may be further adversely affected by, among other things, the following factors:

  the general economic climate;
  local economic conditions in which the properties are located, such as oversupply of space or a reduction in demand for rental space;
  the attractiveness of the properties to tenants;
  competition from other available space;
  Essex's ability to provide for adequate maintenance and insurance; and
  increased operating expenses.

Also, as leases on the properties expire, tenants may enter into new leases on terms that are less favorable to us. Income and real estate values may also be adversely affected by such factors as applicable laws (e.g., the Americans With Disabilities Act of 1990 and tax laws), interest rate levels and the availability and terms of financing. In addition, real estate investments are relatively illiquid and, therefore, our ability to vary our portfolio promptly in response to changes in economic or other conditions may be quite limited.

Our Joint Ventures And Joint Ownership Of Properties And Partial Interests In Corporations And Limited Partnerships Could Limit Our Ability To Control Such Properties And Partial Interests

Instead of purchasing properties directly, we have invested and may continue to invest as a co-venturer. Joint venturers often have shared control over the operation of the joint venture assets. Therefore, it is possible that the co-venturer in an investment might become bankrupt, or have economic or business interests or goals that are inconsistent with our business interests or goals, or be in a position to take action contrary to our instructions or requests, or our policies or objectives. Consequently, a co-venturer's actions might subject property owned by the joint venture to additional risk. Although we seek to maintain sufficient control of any joint venture to achieve its objectives, we may be unable to take action without our joint venture partners' approval, or joint venture partners could take actions binding on the joint venture without consent. Additionally, should a joint venture partner become bankrupt, we could become liable for such partner's share of joint venture liabilities.

From time to time, we, through the Operating Partnership, invest in corporations, limited partnerships, limited liability companies or other entities that have been formed for the purpose of acquiring, developing or managing real property. In certain circumstances, the Operating Partnership's interest in a particular entity may be less than a majority of the outstanding voting interests of that entity. Therefore, the Operating Partnership's ability to control the daily operations of such an entity may be limited. Furthermore, the Operating Partnership may not have the power to remove a majority of the board of directors (in the case of a corporation) or the general partner or partners (in the case of a limited partnership) of such an entity in the event that its operations conflict with the Operating Partnership's objectives. In addition, the Operating Partnership may not be able to dispose of its interests in such an entity.

In the event that such an entity becomes insolvent, the Operating Partnership may lose up to its entire investment in and any advances to the entity. In addition, we have and in the future may enter into transactions that could require us to pay the tax liabilities of partners, which contribute assets into joint ventures or the Operating Partnership, in the event that certain taxable events, which are within our control, occur. Although we plan to hold the contributed assets or defer recognition of gain on their sale pursuant to the like-kind exchange rules under Section 1031 of the Internal Revenue Code, we can provide no assurance that we will be able to do so and if such tax liabilities were incurred they can be expected to have a material impact on our financial position.

Dedicated Investment Activities And Other Factors Specifically Related to Essex Apartment Value Fund, L.P.

We have recently organized an investment fund, Essex Apartment Value Fund, L.P., or the Fund, which will be, subject to specific exceptions, Essex's exclusive investment vehicle for new investment until at least 90% of the Fund's committed capital has been invested or committed for investments, or if earlier, December 31, 2003. We are committed to invest 21.4% of the aggregate capital committed to the Fund. This Fund involves risks to Essex such as the following: Essex's partners in the Fund might become bankrupt (in which event Essex might become generally liable for the liabilities of the Fund), have economic or business interests or goals that are inconsistent with our business interests or goals, fail to fund capital commitments as contractually required, or fail to approve decisions regarding the Fund that are in our best interest. We will, however, generally seek to maintain sufficient influence over the Fund to permit it to achieve its business objectives.

Investments In Mortgages And Other Real Estate Securities

We may invest in securities related to real estate, which could adversely affect our ability to make distributions to stockholders. We may purchase securities issued by entities, which own real estate and may also invest in mortgages or unsecured debt obligations. These mortgages may be first, second or third mortgages that may or may not be insured or otherwise guaranteed. In general, investments in mortgages include the following risks:

  that the value of mortgaged property may be less than the amounts owed;
  that interest rates payable on the mortgages may be lower than our cost of funds; and
  in the case of junior mortgages, that foreclosure of a senior mortgage would eliminate the junior mortgage.

If any of the above were to occur, cash flows from operations and our ability to make expected dividends to stockholders could be adversely affected.

Possible Environmental Liabilities

Investments in real property create a potential for environmental liabilities on the part of the owner of such real property. We carry certain insurance coverage for this type of environmental risk. We have conducted environmental studies which revealed the presence of groundwater contamination at certain properties; such contamination at certain of these properties was reported to have migrated on-site from adjacent industrial manufacturing operations. The former industrial users of the properties were identified as the source of contamination. The environmental studies noted that certain properties are located adjacent to and possibly down gradient from sites with known groundwater contamination, the lateral limits of which may extend onto such properties. The environmental studies also noted that at certain of these properties, contamination existed because of the presence of underground fuel storage tanks, which have been removed. In general, in connection with the ownership, operation, financing, management and development of real properties, we may be potentially liable for removal or clean-up costs, as well as certain other costs and environmental liabilities. We may also be subject to governmental fines and costs related to injuries to persons and property.

Recently there has been an increasing number of lawsuits against owners and managers of multifamily properties other than us alleging personal injury and property damage caused by the presence of mold in residential real estate. Mold related claims are often excluded from standard insurance policies. Should an uninsured mold related claim arise against us, we could be required to use our own funds to resolve the claim and to make any needed cleanups to the involved property.

California has enacted legislation commonly referred to as "Proposition 65" requiring that "clear and reasonable" warnings be given to consumers who are exposed to chemicals known to the State of California to cause cancer or reproductive toxicity, including tobacco smoke. Although we have sought to comply with Proposition 65 requirements, there can be no assurance that we will not be adversely affected by litigation relating to Proposition 65.

We cannot be assured that existing environmental assessments of our properties reveal all environmental liabilities, that any prior owner of any of our properties did not create a material environmental condition not known to us, or that a material environmental condition does not otherwise exist as to any one or more of our properties.

General Uninsured Losses

We carry comprehensive liability, fire, extended coverage and rental loss insurance for each of the properties. There are, however, certain types of extraordinary losses for which we do not have insurance. Certain of the properties are located in areas that are subject to earthquake activity. We have obtained certain limited earthquake insurance coverage. We may sustain losses due to insurance deductibles, co-payments on insured losses or uninsured losses, or losses in excess of applicable coverage.

Changes In Real Estate Tax And Other Laws

Generally we do not directly pass through costs resulting from changes in real estate tax laws to residential property tenants. We also do not generally pass through increases in income, service or other taxes, to tenants under leases. These costs may adversely affect funds from operations and the ability to make distributions to stockholders. Similarly, compliance with changes in (i) laws increasing the potential liability for environmental conditions existing on properties or the restrictions on discharges or other conditions or (ii) rent control or rent stabilization laws or other laws regulating housing may result in significant unanticipated expenditures, which would adversely affect funds from operations and the ability to make distributions to stockholders. In addition, recent proposed changes to the tax law to eliminate most taxes on stock dividends may adversely affect us and other REITs by reducing the demand for REIT stocks generally.

Changes In Financing Policy; No Limitation On Debt

We have adopted a policy of maintaining a debt-to-total-market- capitalization ratio of less than 50%. The calculation of debt-to-total-market- capitalization is as follows: total property indebtedness divided by the sum of total property indebtedness plus total equity market capitalization.

As used in the above formula, total market capitalization is equal to the aggregate market value of the outstanding shares of common stock (based on the greater of current market price or the gross proceeds per share from public offerings of the outstanding shares plus any undistributed net cash flow), assuming the conversion of all limited partnership interests in the Operating Partnership into shares of common stock and the gross proceeds of the preferred units of the Operating Partnership. Based on this calculation (including the current market price and excluding undistributed net cash flow), our debt-to- total-market-capitalization ratio was approximately 36.4% as of December 31, 2002.

Our organizational documents and the organizational documents of the Operating Partnership do not limit the amount or percentage of indebtedness that may be incurred. Accordingly, the Board of Directors could change current policies and the policies of the Operating Partnership regarding indebtedness. If these policies were changed, we and the Operating Partnership could incur more debt, resulting in an increased risk of default on our obligations and the obligations of the Operating Partnership, and an increase in debt service requirements that could adversely affect the financial condition and results of operations of Essex. Such increased debt could exceed the underlying value of the properties.

Failure To Qualify As A REIT

We have elected to be taxed as a REIT under the Internal Revenue Code. However, we cannot assure you that we have qualified as a REIT or that we will continue to so qualify in the future. To qualify as a REIT, we must satisfy numerous requirements (some on an annual and quarterly basis) established under highly technical and complex Internal Revenue Code provisions. Only limited judicial or administrative interpretation exists for these provisions and involves the determination of various factual matters and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may apply to us, potentially with retroactive effect, and adversely affect of ability to qualify as a REIT. We may receive significant non-qualifying income or acquire non-qualifying assets, which as a result, may cause us to approach the income and assets test limits imposed by the Internal Revenue Code. There is a risk that we may not satisfy these tests. If we fail to qualify as a REIT in any taxable year, we would be subject to federal income tax on our taxable income at corporate rates. We may also be disqualified from treatment as a REIT for the four taxable years following the year in which we failed to qualify. This would reduce our net earnings available for investment or distribution to stockholders because of the additional tax liability. Even if we continue to qualify as a REIT, we will continue to be subject to certain federal, state and local taxes on our income and property.

ESSEX PROPERTY TRUST, INC.

Essex is a self-administered and self-managed equity real estate investment trust that was formed in 1994 to continue and expand the real estate investment and management operations conducted by Essex Property Corporation since 1971. As of December 31, 2002, Essex's multi-family portfolio consists of ownership interests in 112 properties (comprising 23,699 apartment units): 13,654 units are located in Southern California (Los Angeles, Ventura, Orange and San Diego counties), 4,023 units are located in Northern California (the San Francisco Bay Area), 5,444 units are located in the Pacific Northwest (4,073 units in the Seattle metropolitan area, and 1,371 units in the Portland, Oregon metropolitan area), and 578 units are located in other areas (302 units in Houston Texas and 276 units in Hemet, California). In addition, Essex owns other real estate assets consisting of five recreational vehicle parks (comprising 1,717 spaces), four office buildings (totaling approximately 63,540 square feet) and two manufactured housing communities (containing 607 sites). One of the office buildings located in Northern California (Palo Alto) has approximately 17,400 square feet and houses Essex's headquarters and another office building located in Southern California (Woodland Hills) has approximately 38,940 square feet, of which Essex currently occupies approximately 6,800 square feet. The Woodland Hills office building has ten third party tenants occupying approximately 27,300 feet. Essex along with its affiliated entities and joint ventures also have entered into commitments for the development of 1,518 units in six multifamily communities; three of which are in Northern California and three in Southern California.

Essex conducts substantially all of its activities through the Operating Partnership in which Essex owns an approximate 90% general partnership interest, as of December 31, 2002. An approximate 10% limited partnership interest in the Operating Partnership is owned by members of the Essex's Board of Directors, senior management and certain outside investors. As the sole general partner of the Operating Partnership, Essex has control over the management of the Operating Partnership and over each of the properties. The description of Essex's business and properties, set forth herein, and in documents incorporated by reference herein, would apply, without material differences, to the Operating Partnership's business and properties.

Essex's common stock is listed on the New York Stock Exchange under the Symbol "ESS." Essex is a Maryland corporation. Essex's executive offices are located at 925 East Meadow Drive, Palo Alto, California 94303.

U.S. FEDERAL INCOME TAX STATUS

We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with its taxable year ended December 31, 1994. As a REIT, in general, we are not subject to U.S. federal income tax on our net income that we distribute to our stockholders. See "Material U.S. Federal Income Tax Considerations."

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders but have agreed to bear certain expenses of registration of the shares under federal and state securities laws.

DESCRIPTION OF CAPITAL STOCK

General

As of December 31, 2002, the total number of shares of all classes of capital stock that Essex had authority to issue was 1,000,000,000 shares, consisting of 656,682,178 shares of common stock, par value $0.0001 per share, 13,317,822 shares of preferred stock, par value $0.0001 per share, and 330,000,000 shares of excess stock.

As of February 28, 2003, there were 21,004,188 shares of common stock issued and outstanding. Up to 1,375,400 shares of common stock have been reserved for issuance under Essex Property Trust, Inc. 1994 Stock Incentive Plan and up to 406,500 shares of common stock have been reserved for issuance under Essex Property Trust, Inc. 1994 Employee Stock Purchase Plan. In addition, as of February 28, 2003, an aggregate of 2,270,490 shares of common stock may be issued upon the exchange of outstanding limited partnership interests in the Operating Partnership and an additional 40,000 shares of common stock would be issuable in exchange for non-forfeitable Series Z Incentive Units in the Operating Partnership, subject to meeting certain requirements with respect to the Series Z Incentive Units program. In addition, certain partners in limited partnerships in which the Operating Partnership have invested, have the right to have their limited partnership interests in such partnership redeemed for cash or, at our option, for an aggregate of 1,473,125 shares of common stock.

Common Stock

The following description of the common stock sets forth certain general terms and provisions of the common stock. This description is in all respects subject to and qualified in its entirety by reference to the applicable provisions of Essex's Charter and the its Bylaws. The common stock is listed on the New York Stock Exchange under the symbol "ESS." Computershare Investor Services, LLC is Essex's transfer agent.

The holders of the outstanding common stock are entitled to one vote per share on all matters voted on by stockholders, including elections of directors. The Charter provides that shares of common stock do not have cumulative voting rights.

The shares of common stock offered hereby are fully paid and nonassessable and will not be subject to preemptive or similar rights. Subject to the preferential rights of any outstanding series of capital stock, the holders of common stock are entitled to such distributions as may be declared from time to time by the Board of Directors from funds available for distribution to such holders. Essex currently pays regular quarterly dividends to holders of common stock out of funds legally available for distribution when, and if, declared by Essex's Board of Directors.

In the event of a liquidation, dissolution or winding up of Essex, the holders of common stock are entitled to receive ratably the assets remaining after satisfaction of all liabilities and payment of liquidation preferences and accrued dividends, if any, on any series of capital stock that has a liquidation preference. The rights of holders of common stock are subject to the rights and preferences established by the Board of Directors for any capital stock that may subsequently be issued by Essex.

We are required to seek certain information from all persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than a certain percentage of our outstanding stock. Stockholders who do not provide us with the information requested are required to submit such information with their U.S. federal income tax returns. "Material U.S. Federal Income Tax Considerations--Requirements for Qualification."

Restrictions on Transfer

In order for us to qualify as a REIT under the Internal Revenue Code, among other requirements (see "Material U.S. Federal Income Tax Considerations-- Requirements for Qualification"), no more than 50% of the value of the outstanding shares of our stock may be owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, during the last half of a taxable year (other than the first year) or during a proportionate part of a shorter taxable year. In addition, our stock must be owned by 100 or more persons during at least 335 days of a taxable year of 12 months (other than our first year as a REIT) or during a proportionate part of a shorter taxable year.

Because it is essential for us to continue to qualify as a REIT, our charter, subject to certain exceptions, provides an "ownership limit" under which no stockholder, other than George M. Marcus, may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than 6.0% of the value of the issued and outstanding shares of our stock. However, the ownership limit provisions provide that a qualified trust, as defined in the charter, generally may own up to 9.9% of the value of the outstanding shares of our Stock. If George M. Marcus converts his limited partnership interests in the Operating Partnership into shares of common stock, he may exceed the Ownership Limit. The ownership limit provisions therefore provides that George M. Marcus may acquire additional shares (up to 25% of the value of the outstanding shares of our stock) pursuant to conversion rights or from other sources so long as the acquisition does not result in the five largest beneficial owners of our stock holding more than 50% of the value of the outstanding shares of our stock. The Board of Directors may also exempt a stockholder from the ownership limit if it received satisfactory evidence that such stockholder's ownership of our shares in excess of the ownership limit will not jeopardize our status as a REIT. As a condition to providing such an exemption, the Board of Directors must receive an opinion of counsel and representations and agreements from the applicant with respect to preserving our REIT status. However, the Board of Directors cannot grant an exemption to the ownership limit if the applicant would own more than 25% of the value of the outstanding shares of our stock, unless, in addition to the foregoing, the Board of Directors receives a ruling from the Internal Revenue Service to the effect that such an exemption will not jeopardize our status as a REIT. The Board of Directors may also increase the ownership limit to a maximum of 9.9% and, in connection therewith, require opinions of counsel, affidavits, undertakings or agreements as it may deem necessary or advisable in order to preserve our REIT status. If the Board of Directors and our stockholders determine that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT, the ownership limit provisions of our charter can be terminated.

If a stockholder attempts to transfer shares of our stock that would (i) create a direct ownership of our shares in excess of the ownership limit absent a Board exemption, (ii) result in the ownership of our by fewer than 100 persons or (iii) result in the ownership of more than 50% of the value of our stock, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, the transfer shall be null and void, and the intended transferee will acquire no rights to the shares. In addition, such shares of our stock will automatically be exchanged for shares of "excess stock." Shares of our outstanding stock will also be so exchanged if, as a result of a change in our capital structure, such shares violate any of the foregoing limitations. All excess stock will be automatically transferred, without action by the purported holder, to a person who is unaffiliated with us or the intended transferee, as trustee for the exclusive benefit of one or more organizations described in Sections 170(b), 170(c) or 501(c)(3) of the Internal Revenue Code as charitable beneficiary and designated by resolution of the Board of Directors. Such shares of excess stock held in trust are considered issued and outstanding shares of our stock. In general, the trustee of such shares is deemed to own the shares of excess stock held in trust for the exclusive benefit of the charitable beneficiary on the day prior to the date of the purported transfer or change in capital structure which resulted in the automatic transfer.

Even if the provisions of the Internal Revenue Code regarding REITs are changed to eliminate any ownership concentration limitation or increase the limitation, the ownership limitations in our charter will not be automatically eliminated or modified. Except as described above, any change to the such limitations would require an amendment to our charter, which in turn would require the affirmative vote of holders owning a majority of the outstanding shares of our common stock. In addition to preserving our status as a REIT, the ownership limit provisions in our charter may have the effect of precluding an acquisition of our control without the approval of the Board of Directors.

All certificates representing shares of Equity Stock will bear a legend referring to the restrictions described above.

Stockholder Rights Plan

On October 13, 1998, the Board of Directors of Essex adopted a Stockholder Rights Plan and declared a dividend distribution of one "Right" for each outstanding share of its common stock to stockholders of record at the close of business on November 21, 1998, and authorized the issuance of one Right with each share of common stock issued thereafter. Each Right entitles the registered holder to purchase from Essex one one-hundredth of a share (a "Unit") of Series A Junior Participating Preferred Stock at a purchase price of $99.13 per Unit, subject to adjustment. In certain circumstances the Rights will entitle holders to purchase shares of common stock or the common stock of an Acquiring Person (as defined below). The description and terms of the Rights are set forth in a Rights Agreement between Essex and BankBoston, N.A., as Rights Agent, dated as of November 11, 1998, and as amended December 13, 2000 and February 28, 2002.

The Rights will separate from the common stock and the "Distribution Date" will occur upon the earlier of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of fifteen percent (15%) or more of the outstanding shares of common stock (unless such person is or becomes the beneficial owner of 15% or more of Essex's outstanding common stock and had a contractual right or the approval of Essex's Board of Directors; provided that such percentage shall not be greater than nineteen and nine-tenths percent (19.9%)) (the "Stock Acquisition Date"), other than as a result of repurchases of stock by the Essex, or (ii) ten (10) business days (or such later date as the Board shall determine) following the commencement of a tender offer or exchange offer that would result in a person or group becoming an Acquiring Person. Certain persons, including Essex and its subsidiaries are exempt from the definition of Acquiring Person.

The Rights are not exercisable until the Distribution Date and will expire at the close of business on November 11, 2008 unless earlier redeemed or exchanged by Essex or terminated pursuant to a merger or other acquisition transaction involving Essex approved by Essex's Board of Directors. In general, at any time until ten (10) days following the Stock Acquisition Date, a majority of the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment in certain events); provided, however, that the Rights generally may not be redeemed for one hundred eighty (180) days following a change in a majority of the Board as a result of a proxy contest.

DESCRIPTION OF SERIES B, SERIES C, SERIES D AND SERIES E CUMULATIVE REDEEMABLE PREFERRED STOCK

General

On February 6, 1998 and April 20, 1998, the Operating Partnership completed private placements of 1,200,000 and 400,000 units, respectively, of 7.875% Series B Preferred Units (the "Series B Preferred Units"), representing a limited partnership interest in the Operating Partnership, to an institutional investor in return for contributions to the Operating Partnership of $60 million and $20 million, respectively. The Series B Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after February 6, 2008 for shares of Essex's 7.875% Series B Cumulative Redeemable Preferred Stock, par value $.0001 per share (the "Series B Preferred Stock"); provided, however, that the Series B Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a "publicly traded partnership" (a "PTP") within the meaning of Section 7704 of the Internal Revenue Code, (iii) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series B Preferred Units to be considered "stock and securities" within the meaning of Section 351(e) of the Internal Revenue Code, or (iv) if there is a substantial risk that the interest in the Operating Partnership of the holder of Series B Preferred Units represents more than 19.5% of the total profits or capital interest, in the Operating Partnership for a taxable year. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series B Preferred Stock will have certain rights to cause Essex to register such shares of Series B Preferred Stock. On February 10, 1998, Essex filed Articles Supplementary reclassifying 2,000,000 shares of its Common Stock, par value $.0001 per share, as 2,000,000 shares of Series B Preferred Stock and setting forth the rights, preferences and privileges of the Series B Preferred Stock. Presently, no shares of Series B Preferred Stock are outstanding. Upon the exchange of all the Series B Preferred Units, there would be 1,600,000 shares of Series B Preferred Stock outstanding.

On November 24, 1998, the Operating Partnership completed a private placement of 500,000 units, of 9 1/8% Cumulative Redeemable Series C Preferred Units (the "Series C Preferred Units"), representing a limited partnership interest in the Operating Partnership, to institutional investors in return for contributions to the Operating Partnership of $25 million. The Series C Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after November 24, 2008 for shares of Essex's 9 1/8% Series C Cumulative Redeemable Preferred Stock, par value $.0001 per share (the "Series C Preferred Stock"); provided, however, that the Series C Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a "publicly traded partnership" (a "PTP") within the meaning of Section 7704 of the Internal Revenue Code, or (iii) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series C Preferred Units to be considered "stock and securities" within the meaning of Section 351(e) of the Internal Revenue Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series C Preferred Stock will have certain rights to cause Essex to register such shares of Series C Preferred Stock. On November 25, 1998, Essex filed Articles Supplementary reclassifying 500,000 shares of its common stock, par value $.0001 per share, as 500,000 shares of Series C Preferred Stock and setting forth the rights, preferences and privileges of the Series C Preferred Stock. Presently, no shares of Series C Preferred Stock are outstanding. Upon the exchange of all the Series C Preferred Units, there would be 500,000 shares of Series C Preferred Stock outstanding.

On July 28, 1999, the Operating Partnership completed a private placement of 2,000,000 units, of 9.30% Cumulative Redeemable Series D Preferred Units (the "Series D Preferred Units"), representing a limited partnership interest in the Operating Partnership, to institutional investors in return for contributions to the Operating Partnership of $50 million. The Series D Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after July 28, 2009 for shares of Essex's 9.30% Series D Cumulative Redeemable Preferred Stock, par value $.0001 per share (the "Series D Preferred Stock"); provided, however, that the Series D Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a "publicly traded partnership" (a "PTP") within the meaning of Section 7704 of the Internal Revenue Code, (iii) the Operating Partnership cannot satisfy the income and asset tests of Section 856 of the Internal Revenue Code, or (iv) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series D Preferred Units to be considered "stock and securities" within the meaning of Section 351(e) of the Internal Revenue Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series D Preferred Stock will have certain rights to cause Essex to register such shares of Series D Preferred Stock. On July 30, 1999, Essex filed Articles Supplementary reclassifying 2,000,000 shares of its common stock, par value $.0001 per share, as 2,000,000 shares of Series D Preferred Stock and setting forth the rights, preferences and privileges of the Series D Preferred Stock. Presently, no shares of Series D Preferred Stock are outstanding. Upon the exchange of all the Series D Preferred Units, there would be 2,000,000 shares of Series D Preferred Stock outstanding.

On September 3, 1999, the Operating Partnership completed a private placement of 2,200,000 units, of 9.25% Cumulative Redeemable Series E Preferred Units (the "Series E Preferred Units"), representing a limited partnership interest in the Operating Partnership, to institutional investors in return for contributions to the Operating Partnership of $55 million. The Series E Preferred Units will become exchangeable, on a one for one basis, in whole or in part at any time on or after September 3, 2009 for shares of Essex's 9.25% Series E Cumulative Redeemable Preferred Stock, par value $.0001 per share (the "Series E Preferred Stock"); provided, however, that the Series E Preferred Units will become immediately exchangeable if (i) full distributions for such Units with respect to six quarterly distribution periods have not been fully paid, (ii) the holders of such Units are notified that the Operating Partnership will become a "publicly traded partnership" (a "PTP") within the meaning of Section 7704 of the Internal Revenue Code, (iii) there is a substantial risk that the interest in the Operating Partnership of the holder of Series E Preferred Units will represent more than 19.0% of the total profits of, or capital interests in, the Operating Partnership for a taxable year, or (iv) after the third anniversary of the private placement, the holders are notified that such exchange at such earlier date would not cause the Series E Preferred Units to be considered "stock and securities" within the meaning of Section 351(e) of the Internal Revenue Code. Pursuant to the terms of a registration rights agreement, entered into in connection with this private placement, the holders of Series E Preferred Stock will have certain rights to cause Essex to register such shares of Series E Preferred Stock. On September 9, 1999, Essex filed Articles Supplementary reclassifying 2,200,000 shares of its common stock, par value $.0001 per share, as 2,200,000 shares of Series E Preferred Stock and setting forth the rights, preferences and privileges of the Series E Preferred Stock. Presently, no shares of Series E Preferred Stock are outstanding. Upon the exchange of all the Series E Preferred Units, there would be 2,200,000 shares of Series E Preferred Stock outstanding.

The following description of the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock is in all respects subject to and qualified in its entirety by reference to the applicable provisions of the Charter, including the respective Articles Supplementary applicable to the Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock, and Bylaws. Subject to the rights of holders of any other parity preferred stock as to the payment of distributions, the holders of Series B Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate per annum of 7.875% of the $50.00 liquidation preference per share of Series B Preferred Stock, the holders of Series C Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 9 1/8% of $50.00 liquidation preference per share of Series C Preferred Stock, the holders of Series D Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 9.30% of $25.00 liquidation preference per share of Series D Preferred Stock, and the holders of Series E Preferred Stock are entitled to receive, when, as and if declared by Essex, out of funds legally available for the payment of distributions, cumulative preferential cash distributions at the rate of 9.25% of $25.00 liquidation preference per share of Series E Preferred Stock. Such distributions are cumulative, accrue from the original date of issuance and are payable quarterly in arrears, on or before the 15th of February, May, August and November of each year with respect to the Series B, Series C and Series D Preferred Stock, and on the 1st day of March, June, September and December of each year with respect to the Series E Preferred Stock (each a "Preferred Stock Distribution Payment Date"), commencing in each case on the first Preferred Stock Distribution Payment Date after the original date of issuance.

Redemption

The Series B Preferred Stock may be redeemed, at Essex's option, on and after February 6, 2003, from time to time, at a redemption price payable in cash equal to $50.00 per share of Series B Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series B Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series C Preferred Stock may be redeemed, at Essex's option, on and after November 24, 2003, from time to time, at a redemption price payable in cash equal to $50.00 per share of Series C Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series C Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series D Preferred Stock may be redeemed, at Essex's option, on and after July 28, 2004, from time to time, at a redemption price payable in cash equal to $25.00 per share of Series D Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series D Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Series E Preferred Stock may be redeemed, at Essex's option, on and after September 3, 2004, from time to time, at a redemption price payable in cash equal to $25.00 per share of Series E Preferred Stock, plus any accumulated and unpaid dividends to the date of redemption. The redemption price of the Series E Preferred Stock (other than the portions thereof consisting of accumulated but unpaid dividends) will be payable solely out of the sale proceeds of capital stock of Essex.

The Corporation may not redeem fewer than all of the outstanding shares of Series B, Series C, Series E or Series E Preferred Stock unless all accumulated and unpaid distributions have been paid on all Series B, Series C, Series D and Series E Preferred Stock for all quarterly distribution periods terminating on or prior to the date of redemption.

Limited Voting Rights

If at any time full distributions shall not have been timely made on any Series B, Series C, Series D or Series E Preferred Stock with respect to any six (6) prior quarterly distribution periods, whether or not consecutive, the holders of such Series B, Series C, Series D and Series E Preferred Stock, voting together as a single class with the holders of each class or series of parity preferred stock, will have the right to elect two additional directors to the Board of Directors at a special meeting called by the holders of record of at least 10% of the then outstanding shares of Series B, Series C, Series D and Series E Preferred Stock, or any parity preferred stock, or at the next annual meeting of stockholders, and at each subsequent annual meeting of stockholders or special meeting held in place thereof, until all such distributions in arrears and distributions for the current quarter have been paid in full. Thereafter, the holders of Series B, Series C, Series D and Series E Preferred Stock will be divested of their voting rights and the term of any member of the Board of Directors elected by the holders of Series B, Series C, Series D and Series E Preferred Stock and holders of any shares of parity preferred stock shall terminate.

In addition, while any shares of the Series B, Series C, Series D and Series E Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the Series B, Series C, Series D and Series E Preferred Stock outstanding at the time (i) authorize or create, or increase the authorized or issued amount of, any class or series of shares ranking prior to the Series B, Series C, Series D or Series E Preferred Stock with respect to payment of distributions or rights upon liquidation, dissolution or winding-up or reclassify any authorized shares of Essex into any such shares, or create, authorize or issue any obligations or security convertible into or evidencing the right to purchase any such shares or (ii) either amend, alter or repeal the provisions of Essex's Charter (including the Articles Supplementary pertaining to the Series B, Series C, Series D or Series E Preferred Stock) or Bylaws, that would materially and adversely affect the preferences, other rights, voting powers, restrictions, limitations as to dividends and other distributions, qualifications, or terms and conditions of redemption, of any outstanding shares of the Series B, Series C, Series D and Series E Preferred Stock. Further, while any shares of the Series B, Series C, Series D and Series E Preferred Stock are outstanding, Essex shall not, without the affirmative vote of the holders of at least two-thirds (2/3) of the Series B, Series C, Series D and Series E Preferred Stock outstanding at the time consolidate, amalgamate, merge with or into, or convey, transfer or lease its assets substantially as an entirety to, any corporation or other entity, unless (a) Essex is the surviving entity and the shares of the Series B, Series C, Series D and Series E Preferred Stock remain outstanding with the terms thereof unchanged, (b) the resulting, surviving or transferee entity is a corporation or other entity organized under the laws of any state and substitutes for the Series B, Series C, Series D and Series E Preferred Stock other preferred stock having substantially the same terms and same rights as the Series B, Series C, Series D and Series E Preferred Stock, including with respect to distributions, voting rights and rights upon liquidation, dissolution or winding-up, or (c) such merger, consolidation, amalgamation or asset transfer does not adversely affect the powers, special rights, preferences and privileges of the holders of the Series B, Series C, Series D and Series E Preferred Stock in any material respect.

The Series B, Series C, Series D and Series E Preferred Stock will have no voting rights other than as discussed above and as otherwise provided by applicable law.

Liquidation Preference

Subject to the rights of the holders of any other parity preferred stock, each share of Series B Preferred Stock and Series C Preferred Stock is entitled to a liquidation preference of $50.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex, and each share of Series D Preferred Stock and each share of Series E Preferred Stock is entitled to a liquidation preference of $25.00 per share, plus any accrued and unpaid dividends, in preference to any other class or series of capital stock of Essex.

SELLING STOCKHOLDERS

The following table sets forth, to our knowledge, information about the selling stockholders as of February 28, 2003. For many of the selling stockholders, other than those who are officers or directors of Essex, we are not aware of the shares of Common Stock of Essex that they own, other than those being offered pursuant to this prospectus, and thus the table only reflects such offered shares. Such selling stockholders may own additional shares of Common Stock of Essex, which are not reflected in the table.

Beneficial ownership in the following table is determined in accordance with the rules of the Securities and Exchange Commission ("SEC"). In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of Common Stock subject to options held by that person that are currently exercisable or exercisable within 60 days of the February 28, 2003 are deemed outstanding. Such shares, however, are not deemed outstanding for the purposes of computing the percentage ownership of each other person. To the Company's knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table below has sole voting and investment power with respect to the shares set forth opposite such person's name.

Since the selling stockholders may sell all, some or none of their shares, we cannot estimate the number or percentage of shares of common stock that each selling stockholder will own upon completion of the offering to which this prospectus relates. For purposes of this table, however, we have assumed that, after completion of this offering, none of the shares covered by this prospectus will be held by the selling stockholders.

Pursuant to our acquisition of John M. Sachs, Inc., a real estate company, in December 2002, we issued 2,719,875 shares of common stock, as partial consideration for the acquisition, to the trusts that were the shareholders of that company. In connection with the acquisition, we entered into a registration rights agreement with these trusts, pursuant to which we are now filing this Registration Statement in order to enable their resale of our shares of common stock. In this Registration Statement, we are also registering, pursuant to certain registration rights, an aggregate of 2,270,490 shares of common stock, which are issuable upon exchange of currently outstanding limited partnership interests in the Operating Partnership. These limited partnership interests are held by senior members of our management, certain members of our Board of Directors and certain outside investors, or the Operating Partnership Holders, and comprise approximately 10% of the limited partnership interests of the Operating Partnership, as of December 31, 2002. In addition, the Operating Partnership has invested in certain real estate partnerships. In this Registration Statement, we are also registering, pursuant to certain registration rights, an aggregate of 1,473,125 shares of common stock, which are issuable upon redemption of all of the limited partnership interests in such real estate partnerships.

The selling stockholders have been listed in the following order: (i) the stockholders who were issued shares as part of our acquisition of John M. Sachs, Inc. on December 17, 2002; (ii) persons holding limited partnership units in the Operating Partnership, who have the right to exchange such units for shares of common stock of the Company; and (iii) persons holding limited partnership interests in certain real estate partnerships, which were acquired by the Operating Partnership, and who have the right to redeem their units for shares of common stock of the Company.

The selling stockholders named below may from time to time offer all, some or none of their shares of common stock offered by this prospectus. The term "Selling Stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

Name of Selling Stockholder	Shares of Common Stock Beneficially Owned Prior to Offering	Shares of Common Stock That May Be Sold in This Offering	Shares of Common Stock Beneficially Owned After the Offering	Percentage of Common Stock Beneficially Owned After the Offering(1)
Sachs Shareholders
John M. Sachs, Trustee of the Sachs Family 1983 Trust, dated September 12, 1983	609,135(2)	609,135(2)	0	0
John M. Sachs, Timothy M. Considine, Marie Beeman and Paul Dixon, Trustees of the Jeffrey Dean Sachs Irrevocable Trust dated October 7, 2002; all of the shares held by this Trust may be transferred to Jeffrey D. Sachs, Trustee of the Jeffrey D. Sachs Trust, dated June 21, 1994 pursuant to an applicable exemption from the registration requirements of the Securities Act	432,148(3)	432,148(3)	0	0
John M. Sachs, Timothy M. Considine, Marie Beeman and Paul Dixon, Trustees of the Kathryn Ann Sachs Irrevocable Trust dated October 7, 2002	432,148(3)	432,148(3)	0	0
John M. Sachs, Timothy M. Considine, Marie Beeman and Paul Dixon, Trustees of the Linda Lee Reece Irrevocable Trust dated October 7, 2002; all of the shares held by this Trust may be transferred to Linda Lee Reece, Trustee of the Linda Lee Reece Trust, dated as of January 1, 2003 pursuant to an applicable exemption from the registration requirements of the Securities Act	432,148(3)	432,148(3)	0	0
John M. Sachs, Timothy M. Considine, Marie Beeman and Paul Dixon, Trustees of the Sharon Carole Irrevocable Trust dated October 7, 2002	432,148(3)	432,148(3)	0	0
John M. Sachs, Timothy M. Considine, Marie Beeman and Paul Dixon, Trustees of the Jeanette Sachs Phelps Irrevocable Trust dated October 7, 2002; all of the shares held by this Trust may be transferred to Jeanette Sachs Phelps, Trustee of the Jeanette Sachs Phelps Trust, dated as of January 1, 2003 pursuant to an applicable exemption from the registration requirements of the Securities Act	432,148(3)	432,148(3)	0	0
Holders of Limited Partnership Units of the Operating Partnership
Essex Portfolio Management Company(4)	15,941	15,941	0	0
Essex Property Corporation(4)	9,909	9,909	0	0
M&M Projects, Inc.(4)	128,138	128,138	0	0
SummerHill Homes(4)	163,447	163,447	0	0
280 Euclid Properties, Ltd.	122,101	122,101	0	0
El Molino Properties, Ltd.	109,475	109,475	0	0
Amanda, Paula	1,785	1,785	0	0
Arnold, Robert & Margaret	2,242	2,242	0	0
Barkan, Randall I.	2,564	2,564	0	0
David Bernstein Family Trust U/A Dated 6/8/88	5,771	5,771	0	0
Eudy, John & Robbin(5)	38,332	7,457	30,875	*
Frangadakis, Kenneth & Angeliki	2,675	2,675	0	0
Frangadakis Family Revocable Trust Dtd. 4/19/79	5,334	5,334	0	0
Frangadakis Family Revocable Trust Dtd. 8/27/79	4,697	4,697	0	0
Friedman, Harvey	3,000	3,000	0	0
Gary Pagonis Family Trust	10,267	10,267	0	0
Green, Harvey E., Trustee of the Survivors Trust Dtd.	16,735	16,735	0	0
Guericke, Keith & Thelma(6)	203,089	82,564	120,525	*
Kelly, Gerry & Annette	7,878	5,643	2,235	*
Nancy Kukkola	11,637	11,637	0	0
Legacy Partners 2297 L.P.	54,291	54,291	0	0
Legacy Partners 2316 L.P.	163,202	163,202	0	0
Martin, Charles E.	1,785	1,785	0	0
Meistrich Family Trust UTA 12/6/90	4,042	4,042	0	0
Millichap, William A. & Sherrie (7)	580,547(8)	390,534	190,013	*
Otten, Peter & Cherie	7,447	7,447	0	0
Pagonis, Milton	10,267	10,267	0	0
Richard & Ursula E. Ralph as Trustee UDT 6/8/93	49,407	49,407	0	0
Richard Ralph & Company Inc.	1,318	1,318	0	0
Roark, G. Michael	54,740	54,740	0	0
Schall, Michael & Ann(9)	121,269	35,354	85,915	*
Schnadig, J. Lawrence	1,729	1,729	0	0
Shafran, J.A.	2,889	2,889	0	0
Swanson Survivors Trust	7,687	7,687	0	0
The Way 1994 Living Trust Dtd. 11/2/94	2,226	2,226	0	0
Yamagiwa, Gay A.	10,720	10,720	0	0
Holders of Both Limited Partnership Units of the Operating Partnership and Certain Real Estate Partnerships
Marcus, George M. (10)	1,742,711(11)	1,457,917	284,794	1.4%
Zimmerman, Craig K.(12)	84,754	25,425	59,329	*
Holders of Limited Partnership Units of Certain Real Estate Partnerships
Alberding Family Trust	2,817	2,817	0	0
Ansel Trust MDT 6/27/90	1,083	1,083	0	0
Bacon Revocable Family Trust Dated 10/22/82	2,817	2,817	0	0
Baptist, Donald V.	32,774	32,774	0	0
Barry, Ann M. - Trust	25,299	25,299	0	0
Bartsch, Eldon O. & Joyce E. - Revocable Living Trust	8,906	8,906	0	0
Bengle, Armand and Marie - Trust	8,360	8,360	0	0
Berghorn Family Trust	36,317	36,317	0	0
Best, Anna Lynne - Revocable Trust	18,333	18,333	0	0
Bohl Living Trust Dated 11/3/00	5,634	5,634	0	0
Borgia, Charles	957	957	0	0
Burnett Living Trust	17,575	17,575	0	0
Coate, Larry & Jocile	2,817	2,817	0	0
Cohn, Lawrence	10,460	10,460	0	0
Collard, Betsy - Survivor's Trust	2,427	2,427	0	0
Collins, Thomas	1,408	1,408	0	0
Cseuz, Kalman A.	22,885	22,885	0	0
Dermody, Larry J.	34,513	34,513	0	0
Dishnica, Richard J.	9,192	9,192	0	0
Engleman Family Trust	1,408	1,408	0	0
English, Carroll B. - Revocable Living Trust	302	302	0	0
Fair, May L.	1,305	1,305	0	0
Fair, May Li - Living Trust	3,988	3,988	0	0
French, James W. & Marcia G.	1,408	1,408	0	0
Fuqua, Ann	225	225	0	0
Fuqua, James B.	43,571	43,571	0	0
Fuqua, Joseph	225	225	0	0
Fuqua, Peter	225	225	0	0
Hanover Property	103	103	0	0
Hansen, Albert & Laurel - Trust	6,905	6,905	0	0
Harper, Lloyd N. - Living Revocable Trust 12/14/98	6,849	6,849	0	0
Harris, Allan A. & Betsy A. - Living Trust	2,817	2,817	0	0
Harris, Louis	2,817	2,817	0	0
Hawke, Robert H. & Dolores L.	3,238	3,238	0	0
Hinton 1978 Revocable Trust	6,372	6,372	0	0
Holmes, Harvard - Trust	4,341	4,341	0	0
Hoover, Jack Lanier - Trust	5,230	5,230	0	0
Ignatius LLC	59,637	59,637	0	0
Jensen, Jean Hall	2,653	2,653	0	0
Joseph, Karen Leigh - Family Trust	5,230	5,230	0	0
Kann Living Trust Dated 4/2/80	1,919	1,919	0	0
Keachie, Pamela	3,483	3,483	0	0
Keachie, Stephen	3,483	3,483	0	0
Kelly, Michael A.	1,408	1,408	0	0
Kinoshita, Dennis	1,012	1,012	0	0
Klingbeil, James D.	127,639	127,639	0	0
Kravica, Dannica	1,344	1,344	0	0
Lam Family Trust	2,226	2,226	0	0
LaMarche, Michael	2,025	2,025	0	0
Laskin, Franklin T.	1,436	1,436	0	0
Laskin, Nathaniel Seth, Separate Property	718	718	0	0
Laskin, Welcome Dean, Separate Property	718	718	0	0
Laveroni, Edward	4,453	4,453	0	0
Leach, Donald	957	957	0	0
Link, John D.	2,817	2,817	0	0
Lohmiller, Ricard G. & Katherine A.	1,408	1,408	0	0
Lopez, Bernard	5,989	5,989	0	0
Macedo Family Trust Dated 10/6/87	1,617	1,617	0	0
Maher, Helen	2,226	2,226	0	0
Manieri, Patricia	7,327	7,327	0	0
Marasigan Trust	28,714	28,714	0	0
Marasigan, Raissa	1,067	1,067	0	0
Marasigan, Rene	3,524	3,524	0	0
Marasigan, Ryan	1,067	1,067	0	0
Mayo Family Revocable Trust	42,138	42,138	0	0
Melmon Family Trust	2,817	2,817	0	0
Meltzer Living Trust	13,433	13,433	0	0
Mihalov, Estate of John D.	3,673	3,673	0	0
Mindelzun, Robert E.	2,982	2,982	0	0
Morgan Family Trust	4,226	4,226	0	0
Mossing, Gaylord J. & Carmita R.	4,898	4,898	0	0
Mouttapa, Ange	3,524	3,524	0	0
Mouttapa, Michele	957	957	0	0
Mouttapa, Peter	957	957	0	0
Mozes, Jean C.	16,503	16,503	0	0
Needman, Janet	3,542	3,542	0	0
Nielsen, Flemming & Diane - Trust	2,527	2,527	0	0
O'Mara Family Trust	4,607	4,607	0	0
O'Neill, Peter - Trust	18,100	18,100	0	0
Petzoldt, Faye	2,217	2,217	0	0
Powar Family Trust Dated 12/31/89	1,408	1,408	0	0
Prentice, Richard - Living Trust	22,623	22,623	0	0
Prozan, Anne	507	507	0	0
Prozan, George B. & Sylvia J.	18,137	18,137	0	0
Prozan, Larry(13)	470	470	0	0
Prozan, Sylvia J.	1,012	1,012	0	0
Rose, Paul Z. - Trust	45,585	45,585	0	0
Rosser Revocable Trust	18,483	18,483	0	0
Schlobolm, Margaret Anne - 1990 Trust	1,680	1,680	0	0
Schubert, Donald F. & Barbara J.	1,408	1,408	0	0
Sharon, William F. - Revocable Trust Dated 12/96	2,817	2,817	0	0
Silverman Trust Dated 10/30/95	2,817	2,817	0	0
Stromfeld, Melvyn L. and Betty - Revocable Intervivos Trust	8,906	8,906	0	0
Takenishi, Sidney	2,873	2,873	0	0
Tillmanns Family Trust	6,478	6,478	0	0
Tillmanns, Sally O.	1,012	1,012	0	0
Viviani, Michael S.W.	1,919	1,919	0	0
Wellington, David PMB 316	2,817	2,817	0	0
Welsh Family Trust dated 9/29/98	15,902	15,902	0	0
White, Colleen K.	6,763	6,763	0	0
White, David P.	5,350	5,350	0	0
Whitmer 1997 Living Trust Dated 7/15/97	1,408	1,408	0	0
Williams, J.P. and Kathleen - Revocable Intervivos Trust	29,458	29,458	0	0
Arbor Properties, Inc. (Daniel Kivel)	1,288	1,288	0	0
Bevins, Carol C.	550	550	0	0
Brichta, Ira F.	3,188	3,188	0	0
Burgert, Paul H.	1,900	1,900	0	0
Condron, Patricia	550	550	0	0
Corradi, Peter R.	549	549	0	0
Diamond, Marcia - Trust of 1995	2,650	2,650	0	0
Ellers Family Trust	5,305	5,305	0	0
Fields, Arah G. - Trust	7,946	7,946	0	0
Fields, Michael C. - Trust	1,783	1,783	0	0
Frisch, Michael G.	7,972	7,972	0	0
Gerstenberg, Richard C.	12,934	12,934	0	0
Harmon Trust	10,404	10,404	0	0
Harrison, J. Harold	31,706	31,706	0	0
Howard, George M.	3,407	3,407	0	0
Janin Family Partnership	15,892	15,892	0	0
Kivel, Andrew	2,264	2,264	0	0
Kivel, Daniel - Trust	100,308	100,308	0	0
Kivel, Lucy E.	2,264	2,264	0	0
Kivel, Mollie - Trust	2,155	2,155	0	0
Kivel, Peggy	2,264	2,264	0	0
Kivel, Simon - Trust	2,251	2,251	0	0
Landes, Leslie N. - Revocable Trust	7,408	7,408	0	0
Lane Family Trust	8,790	8,790	0	0
Ludin, David O. - Selectrust	10,221	10,221	0	0
Ludin, Susan - Selectrust	10,221	10,221	0	0
Marion, James P.	3,413	3,413	0	0
Mortorano, David	530	530	0	0
Mortorano, Gerard	2,234	2,234	0	0
Okun, Milton	4,484	4,484	0	0
Roche, James M. - Trust	52,886	52,886	0	0
Russell, George	26,443	26,443	0	0
Schaettler, Frederick	5,305	5,305	0	0
Scott Kivel Trust	2,264	2,264	0	0
Severinghaus, Helen C.	7,972	7,972	0	0
Shaver, Mildred M. - Revocable Trust	5,305	5,305	0	0
Stillman, Norman	4,161	4,161	0	0
Strauss, Willis A.	6,278	6,278	0	0
Tait, Mildred	5,278	5,278	0	0
Villa Angelina Grandchildren's Partnership	8,470	8,470	0	0
Wallingford Marital Trust I	23,916	23,916	0	0
Weber, Bertram A. - Trust B	12,055	12,055	0	0
Whitman, Howe D.	13,588	13,588	0	0
Wilson, Keith R.	6,437	6,437	0	0

___________________

* Less than one percent.

  The total number of shares outstanding used in calculating this percentage assumes exchange of the limited partnership interest in the Operating Partnership or certain real estate partnerships held by such person into shares of Common Stock and that none of the limited partnership interests or vested options held by other persons are exchanged or converted into shares of Common Stock and is based on 21,004,188 shares of our common stock outstanding as of February 28, 2003.
  Includes 121,827 shares held in an escrow account to secure post-closing adjustments and indemnification obligations.
  For each such selling stockholder, includes 10,000 shares, which is the estimated maximum number of shares issuable to such stockholder in the event that, pursuant to the contractual post-closing adjustment procedures, Essex makes a post-closing adjustment payment to such stockholders.
  Messrs. Marcus and Millichap are principal stockholders of The Marcus and Millichap Company ("M&M") which controls each of these entities and may be deemed to own beneficially, and to share the voting and dispositive power of, 472,435 shares of Common Stock (including shares issuable upon conversion of limited partnership interests and options).
  Mr. Eudy is an Executive Vice President-Development of the Company. Includes 7,457 shares of Common Stock that may be issued upon the exchange of all of Mr. Eudy's limited partnership interests in the Operating Partnership. Also includes 13,500 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2002, 6,576 shares of Common Stock held in the Essex 401(k) Plan and 5,929 non-forfeitable Series Z Incentive Units. Excludes 15,247 shares of Common Stock issuable upon satisfying certain requirements of the Series Z Incentive Units.
  Mr. Guericke is the Vice Chairman of the Board, Chief Executive Officer and President of the Company. Includes 82,564 shares of Common Stock that may be issued upon the exchange of all of Mr. Guericke's limited partnership interests in the Operating Partnership. Also includes 64,000 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2002, 4,651 shares of Common Stock held in the Essex Property Trust, Inc. 401(k) Plan (the "Essex 401(k) Plan"), 11,521 shares of Common Stock issuable upon satisfying certain vesting requirements of the Company's Phantom Stock Plan and 8,235 non-forfeitable Series Z Incentive Units. Excludes 21,177 shares of Common Stock issuable upon satisfying the requirements of the Series Z Incentive Units.
  Mr. Millichap is a Director of the Company.
  Includes 73,099 shares of Common Stock that may be issued upon the exchange of all of Mr. Millichap's limited partnership interests in the Operating Partnership and 301,494 and 15,941 shares of Common Stock that may be issued upon exchange of all of the limited partnership interests in the Operating Partnership held by M&M and EPMC, respectively. Also includes 155,000 shares of Common Stock held by M&M, 12,500 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2002 and 15,113 shares of Common Stock held in the M&M 401(k) Plan. Mr. Millichap is a principal stockholder of M&M and Essex Portfolio Management Company ("EPMC") and may be deemed to own beneficially, and to share the voting and dispositive power of, 472,435 shares of Common Stock (including shares issuable upon conversion of limited partnership interests and options). Mr. Millichap disclaims beneficial ownership of (i) all shares, options and limited partnership interests held by M&M and (ii) 9,565 shares of the 15,941 shares of Common Stock that may be issued upon conversion of limited partnership interests held by EPMC.
  Mr. Schall is a Director, Senior Executive Vice President and Chief Financial Officer of the Company. Includes 35,354 shares of Common Stock that may be issued upon the exchange of all of Mr. Schall's limited partnership interests in the Operating Partnership. Also includes 40,000 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2002, 3,394 shares of Common Stock held in the Essex 401(k) Plan, and 8,640 shares of Common Stock issuable upon satisfying certain vesting requirements of the Company's Phantom Stock Plan and 6,918 non-forfeitable Series Z Incentive Units. Further includes 860 shares of Common Stock held by Mr. Schall's three minor children. Excludes 17,788 shares of Common Stock issuable upon satisfying the requirements of the Series Z Incentive Units.
  Mr. Marcus is the Chairman of the Board of the Company.
  Includes 1,140,482 shares of common stock that may be issued upon the exchange of all of Mr. Marcus' limited partnership interests in the Operating Partnership and in certain other partnerships, and 301,494 and 15,941 shares of Common Stock that may be issued upon exchange of all of the limited partnership interests in the Operating Partnership held by M&M and EPMC, respectively. Also includes 155,000 shares of Common Stock held by M&M, 21,194 shares of Common Stock held in M&M 401(k) Plan, 30,000 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2002 and 2,000 shares of Common Stock held by Mr. Marcus' children. Mr. Marcus is a principal stockholder of each of M&M and EPMC and may be deemed to own beneficially, and to share the voting and dispositive power of 472,435 shares of Common Stock (including shares issuable upon exchange of limited partnership interests and options). Mr. Marcus disclaims beneficial ownership of (i) all shares, options and limited partnership interests held by M&M, and (ii) 6,376 shares of the 15,941 shares of Common Stock that may be issued upon conversion of limited partnership interests held by EPMC.
  Mr. Zimmerman is an Executive Vice President - Acquisitions of the Company. Includes 25,425 shares of Common Stock that may be issued upon the exchange of all of Mr. Zimmerman's limited partnership interests in the Operating Partnership and certain other partnerships, and 5,929 non-forfeitable Series Z Incentive Units. Also includes 29,434 shares of Common Stock subject to options that are exercisable within 60 days of December 31, 2002. Excludes 15,247 shares of Common Stock issuable upon satisfying the requirements of the Series Z Incentive Units.
  Includes 235 shares held as custodian for each of Noah and Nicole Prozan.

 CERTAIN PROVISIONS OF ESSEX'S CHARTER AND BYLAWS

Certain provisions of Essex's Charter and Bylaws might discourage certain types of transactions that involve an actual or threatened change of control of Essex. The Ownership Limit may delay or impede a transaction or a change in control of Essex that might involve a premium price for Essex's capital stock or otherwise be in the best interest of the stockholders. See "Description of Capital Stock-Restrictions on Transfer." Pursuant to Essex's Charter and Bylaws, Essex's Board of Directors is divided into three classes of directors, each class serving staggered three-year terms. The staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control of Essex. Also, Essex's Stockholder Rights Plan may deter or prevent a change in control of Essex. See "Description of Capital Stock-Stockholder Rights Plan." The issuance of Preferred Stock by the Board of Directors may also have the effect of delaying, deferring or preventing a change in control of Essex.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following discussion describes the material U.S. federal income tax considerations relating to our taxation as a REIT, and the ownership and disposition of our common stock. Because this is a summary that is intended to address only material U.S. federal income tax consequences generally relevant to all stockholders relating to the ownership and disposition of our common stock, it may not contain all the information that may be important to you.

We urge you to consult your own tax advisor regarding the specific tax consequences to you of the acquisition, ownership, and disposition of our common stock and of our election to be taxed as a REIT. Specifically, you should consult your own tax advisor regarding the U.S. federal, state, local, foreign, and other tax consequences of such acquisition, ownership, disposition, and election, and regarding potential changes in applicable tax laws.

General

We elected to be taxed as a REIT commencing with our taxable year ended December 31, 1994. We believe that we have operated in a manner that permits us to satisfy the requirements for taxation as a REIT under the applicable provisions of the Internal Revenue Code. Qualification and taxation as a REIT depends upon our ability to meet, through actual annual operating results, distribution levels and diversity of stock ownership, the various qualification tests imposed under the Internal Revenue Code discussed below. Although we intend to continue to operate to satisfy such requirements, no assurance can be given that the actual results of our operations for any particular taxable year will satisfy such requirements. See "-- Failure to Qualify."

The provisions of the Internal Revenue Code, U.S. Treasury regulations promulgated thereunder and other U.S. federal income tax laws relating to qualification and operation as a REIT are highly technical and complex. The following sets forth the material aspects of the laws that govern the U.S. federal income tax treatment of a REIT. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and Treasury regulations thereunder, and administrative and judicial interpretations thereof. Further, the anticipated income tax treatment described in this prospectus may be changed, perhaps retroactively, by legislative, administrative or judicial action at any time.

Morrison & Foerster LLP has acted as our tax counsel in connection with the filing of this prospectus. In the opinion of Morrison & Foerster LLP, we have been organized and have operated in conformity with the requirements for qualification and taxation as a REIT under the Internal Revenue Code for each of our taxable years beginning with the taxable year ended December 31, 1994 through our taxable year ended December 31, 2001, and if we continue to be organized and operated after December 31, 2001 in the same manner as we have prior to that date, we will continue to qualify as a REIT. The opinion of Morrison & Foerster LLP is based on various assumptions and representations made by us as to factual matters, including representations made by us in this prospectus and a factual certificate provided by one of our officers. Moreover, our qualification and taxation as a REIT depends upon our ability to meet the various qualification tests imposed under the Internal Revenue Code and discussed below, relating to our actual annual operating results, asset diversification, distribution levels, and diversity of stock ownership, the results of which have not been and will not be reviewed by Morrison & Foerster LLP. Accordingly, neither Morrison & Foerster LLP nor we can assure you that the actual results of our operations for any particular taxable year will satisfy these requirements. See "--Failure to Qualify."

In brief, if certain detailed conditions imposed by the REIT provisions of the Internal Revenue Code are satisfied, entities, such as us, that invest primarily in real estate and that otherwise would be treated for U.S. federal income tax purposes as corporations, generally are not taxed at the corporate level on their "REIT taxable income" that is distributed currently to stockholders. This treatment substantially eliminates the "double taxation" (i.e., taxation at both the corporate and stockholder levels) that generally results from investing in corporations under current law.

If we fail to qualify as a REIT in any year, however, we will be subject to U.S. federal income tax as if we were a domestic corporation, and our stockholders will be taxed in the same manner as stockholders of ordinary corporations. In that event, we could be subject to potentially significant tax liabilities, the amount of cash available for distribution to our stockholders could be reduced and we would not be obligated to make any distributions.

Taxation of Essex

In any year in which we qualify as a REIT, in general, we will not be subject to U.S. federal income tax on that portion of our net income that we distribute to stockholders. However, we will be subject to U.S. federal income tax as follows: First, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. However, we can elect to "pass through" any of our taxes paid on our undistributed net capital gains income to our stockholders on a pro rata basis. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference. Third, if we have (a) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, generally other than property held for at least four years, foreclosure property, and property involuntarily converted), such income will be subject to a 100% penalty tax. Fifth, if we should fail to satisfy the 75% or the 95% tests, as discussed below, and have nonetheless maintained our qualification as a REIT because certain other requirements have been satisfied, we will be subject to a 100% penalty tax on the net income attributable to the greater of either (x) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (y) the amount by which 90% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we will be subject to a 4% excise tax on the excess of such required distribution over the amounts distributed. Seventh, if we acquire any asset from a C corporation (i.e., generally a corporation subject to full corporate-level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, and we recognize gain on the disposition of such asset during the 10-year period beginning on the date on which we acquired such asset, then, to the extent of any built-in, unrealized gain at the time of acquisition, such gain generally will be subject to tax at the highest regular corporate rate. Eighth, we may be subject to an excise tax if our dealings with our taxable REIT subsidiaries, defined below, are not at arm's length. Finally, as discussed further below, any earnings we derive through a taxable REIT subsidiary will effectively be subject to a corporate-level tax.

Requirements for Qualification

The Internal Revenue Code defines a REIT as a corporation, trust or association (1) which is managed by one or more trustees or directors; (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest; (3) which would be taxable as a domestic corporation, but for Sections 856 through 860 of the Internal Revenue Code; (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Internal Revenue Code; (5) the beneficial ownership of which is held by 100 or more persons; (6) not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals, as defined in the Internal Revenue Code, at any time during the last half of each taxable year; and (7) which meets certain other tests, described below, regarding the nature of its income and assets. The Internal Revenue Code provides that conditions (1) to (4), inclusive, must be met during the entire taxable year and that condition (5) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. If we were to fail to satisfy condition (6) during a taxable year, that failure would not result in our disqualification as a REIT under the Internal Revenue Code for such taxable year as long as (i) we satisfied the stockholder demand statement requirements described in the succeeding paragraph and (ii) we did not know, or exercising reasonable diligence would not have known, whether we had failed condition (6).

We believe we have issued sufficient stock with sufficient diversity of ownership to satisfy conditions (5) and (6) above. In order to ensure compliance with the ownership tests described above, we also have certain restrictions on the transfer of our stock to prevent further concentration of stock ownership. Moreover, to evidence compliance with these requirements, we must maintain records which disclose the actual ownership of our outstanding stock. In fulfilling our obligations to maintain records, we must and will demand written statements each year from the record holders of designated percentages of our stock disclosing the actual owners of our stock. A list of those persons failing or refusing to comply with such demand must be maintained as part of our records. A stockholder failing or refusing to comply with our written demand must submit with his federal income tax returns a similar statement disclosing the actual ownership of our stock and certain other information. In addition, our charter restricts the transfer of our shares in order to intend to assist us to continue to satisfy the share ownership requirements. See "Description of Common Stock--Restrictions on Transfer." We report our income based on the calendar year.

Although we intend to satisfy the shareholder demand letter rules described in the preceding paragraph, our failure to satisfy these requirements will not result in our disqualification as a REIT but may result in the imposition of Internal Revenue Service penalties against us.

We currently have several direct corporate subsidiaries and may have additional corporate subsidiaries in the future. Certain of our corporate subsidiaries will be treated as "qualified REIT subsidiaries" under the Internal Revenue Code. A corporation will qualify as a qualified REIT subsidiary if we own 100% of its outstanding stock and we and the subsidiary do not jointly elect to treat it as a "taxable REIT subsidiary" as described below. A corporation that is a qualified REIT subsidiary is not treated as a separate corporation, and all assets, liabilities and items of income, deduction and credit of a qualified REIT subsidiary are treated as assets, liabilities and items of income, deduction and credit (as the case may be) of the parent REIT for all purposes under the Internal Revenue Code (including all REIT qualification tests). Thus, in applying the requirements described in this prospectus the subsidiaries in which we own a 100% interest (other than taxable REIT subsidiaries) will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit. A qualified REIT subsidiary is not subject to U.S. federal income tax and our ownership of the stock of such a subsidiary will not violate the REIT asset tests, described below under "--Asset Tests."

In the case of a REIT that is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and gross income of the partnership shall retain the same character in the hands of the REIT for purposes of Section 856 of the Internal Revenue Code, including satisfying the gross income tests and the asset tests, described below. Thus, our proportionate share of the assets, liabilities and items of income of the Operating Partnership will be treated as our assets, liabilities and items of income for purposes of applying the requirements described below. See "--Investments in Partnerships."

Asset Tests

At the close of each quarter of our taxable year, we generally must satisfy three tests relating to the nature of our assets. First, at least 75% of the value of our total assets must be represented by interests in real property, interests in mortgages on real property, shares in other REITs, cash, cash items and government securities (as well as certain temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us). Second, although the remaining 25% of our assets generally may be invested without restriction, securities in this class generally may not exceed either (1) 5% of the value of our total assets as to any one nongovernment issuer, (2) 10% of the outstanding voting securities of any one issuer, or (3) 10% of the value of the outstanding securities of any one issuer. Third, not more than 20% of the total value of our assets can be represented by securities of one or more "taxable REIT subsidiaries" (described below). Securities for purposes of the asset tests may include debt securities, including debt issued by a partnership. However, debt of an issuer will not count as a security for purposes of the 10% value test if the security is "straight debt," as specially defined for this purpose, and certain other requirements are satisfied.

Under recent changes in law, we and a corporation in which we own stock may make a joint election for such subsidiary to be treated as a "taxable REIT subsidiary." The securities of a taxable REIT subsidiary are not subject to the 5% asset test and the 10% vote and value tests described above. Instead, as discussed above, a separate asset test applies to taxable REIT subsidiaries. The new rules regarding taxable REIT subsidiaries contain provisions generally intended to insure that transactions between a REIT and its taxable REIT subsidiary occur "at arm's length" and on commercially reasonable terms. These requirements include a provision that prevents a taxable REIT subsidiary from deducting interest on direct or indirect indebtedness to its parent REIT if, under a specified series of tests, the taxable REIT subsidiary is considered to have an excessive interest expense level or debt-to-equity ratio. A taxable REIT subsidiary is subject to a corporate level tax on its net taxable income, as a result of which our earnings derived through a taxable REIT subsidiary are effectively subject to a corporate level tax notwithstanding our status as a REIT. In addition, in some cases, a 100% penalty tax is imposed on the REIT if its rental, service or other agreements with its taxable REIT subsidiary are determined not to be on arm's length terms. The legislation concerning taxable REIT subsidiaries is generally effective only for taxable years beginning after December 31, 2000.

We have made elections to treat several of our corporate subsidiaries as taxable REIT subsidiaries. We believe that the value of the securities we hold of our taxable REIT subsidiaries does not and will not represent more than 20% of our total assets, and that all transactions between us and our taxable REIT subsidiaries are conducted on arm's length terms. In addition, we believe that the amount of our assets that are not qualifying assets for purposes of the 75% asset test will continue to represent less than 25% of our total assets and will satisfy the 5% and both 10% asset tests.

Gross Income Tests

We must satisfy two separate percentage tests relating to the sources of our gross income for each taxable year. For purposes of these tests, where we invest in a partnership, we will be treated as receiving our share of the income and loss of the partnership, and the gross income of the partnership will retain the same character in our hands as it has in the hands of the partnership. See "-- Investments in Partnerships"

The 75% Test

At least 75% of our gross income for a taxable year must be "qualifying income." Qualifying income generally includes (1) rents from real property (except as modified below); (2) interest on obligations collateralized by mortgages on, or interests in, real property; (3) gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of our trade or business ("dealer property"); (4) dividends or other distributions on shares in other REITs, as well as gain from the sale of such shares; (5) abatements and refunds of real property taxes; (6) income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage collateralized by such property ("foreclosure property"); (7) commitment fees received for agreeing to make loans collateralized by mortgages on real property or to purchase or lease real property; and (8) income from temporary investments in stock or debt instruments purchased with the proceeds of new capital raised by us.

Rents received from a tenant will not, however, qualify as rents from real property in satisfying the 75% test (or the 95% test described below) if we, or an owner of 10% or more of our equity securities, directly or constructively owns 10% or more of such tenant (a "related party tenant"), unless the related party tenant is a taxable REIT subsidiary and certain other requirements are satisfied. In addition, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as rents from real property. Moreover, an amount received or accrued generally will not qualify as rents from real property (or as interest income) for purposes of the 75% test and 95% test (described below) if it is based in whole or in part on the income or profits of any person. Rent or interest will not be disqualified, however, solely by reason of being based on a fixed percentage or percentages of receipts or sales. Finally, for rents received to qualify as rents from real property, we generally must not operate or manage the property or furnish or render services to tenants, other than through an "independent contractor" from whom we derive no revenue or through a taxable REIT subsidiary. The "independent contractor" or taxable REIT subsidiary requirement, however, does not apply to the extent that the services provided by us are "usually or customarily rendered" in connection with the rental of space for occupancy only, and are not otherwise considered "rendered to the occupant." For both the related party tenant rules and determining whether an entity qualifies as an independent contractor of a REIT, certain attribution rules of the Internal Revenue Code apply, pursuant to which ownership interests in certain entities held by one entity are deemed held by certain other related entities.

In general, if a REIT provides impermissible services to its tenants, all of the rent from that property will be disqualified from satisfying the 75% test and 95% test (described below). However, rents will not be disqualified if a REIT provides de minimis impermissible services. For this purpose, services provided to tenants of a property are considered de minimis where income derived from the services rendered equals 1% or less of all income derived from the property (as determined on a property-by-property basis). For purposes of the 1% threshold, the amount treated as received for any service shall not be less than 150% of the direct cost incurred by the REIT in furnishing or rendering the service.

We do not receive any rent that is based on the income or profits of any person. In addition, we do not own, directly or indirectly, 10% or more of any tenant (other than, perhaps, a tenant that is a taxable REIT subsidiary where other requirements are satisfied). Furthermore, we believe that any personal property rented in connection with our apartment facilities is well within the 15% restriction. Finally, we do not believe that we provide services, other than within the 1% de minimis exception described above, to our tenants that are not customarily furnished or rendered in connection with the rental of property, other than through an independent contractor or a taxable REIT subsidiary.

The 95% Test

In addition to deriving 75% of our gross income from the sources listed above, at least 95% of our gross income for a taxable year must be derived from the above-described qualifying income, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property. Dividends from a corporation (including a taxable REIT subsidiary) and interest on any obligation not collateralized by an interest on real property are included for purposes of the 95% test, but not (except with respect to dividends from a REIT) for purposes of the 75% test. For purposes of determining whether we comply with the 75% and 95% tests, gross income does not include income from "prohibited transactions" (discussed below).

From time to time, we may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging activities may include entering into interest rate swaps, caps and floors, or options to purchase such items, and futures and forward contracts. To the extent we enter into an interest rate swap or cap contract, option, futures contract, forward rate agreement or any similar financial instrument to hedge our indebtedness incurred to acquire or carry "real estate assets," any periodic income or gain from the disposition of such contract should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test. To the extent that we hedge with other types of financial instruments, or in other situations, it is not entirely clear how the income from those transactions will be treated for purposes of the gross income tests. We intend to structure any hedging transactions in a manner that does not jeopardize our status as a REIT.

Our investment in apartment communities generally gives rise to rental income that is qualifying income for purposes of the 75% and 95% gross income tests. Gains on sales of apartment communities, other than from prohibited transactions, as described below, or of our interest in a partnership generally will be qualifying income for purposes of the 75% and 95% gross income tests. We anticipate that income on our other investments will not result in our failing the 75% or 95% gross income test for any year.

Even if we fail to satisfy one or both of the 75% or 95% tests for any taxable year, we may still qualify as a REIT for such year if we are entitled to relief under certain provisions of the Internal Revenue Code. These relief provisions will generally be available if: (1) our failure to comply was due to reasonable cause and not to willful neglect; (2) we report the nature and amount of each item of our income included in the 75% and 95% tests on a schedule attached to our tax return; and (3) any incorrect information on this schedule is not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of these relief provisions. Even if these relief provisions apply, we will still be subject to a special tax upon the greater of either (1) the amount by which 75% of our gross income exceeds the amount of our income qualifying under the 75% test for the taxable year or (2) the amount by which 90% of our gross income exceeds the amount of our income qualifying for the 95% income test for the taxable year, multiplied by a fraction intended to reflect our profitability.

Essex does not intend to rent to any related party, to base any rent on the income or profits of any person (other than rents that are based on a fixed percentage or percentages of receipts or sales), or to charge rents that would otherwise not qualify as rents from real property.

Annual Distribution Requirements

To qualify as a REIT, we are required to distribute dividends (other than capital gain dividends) to our stockholders each year in an amount equal to at least (A) the sum of (i) 90% of our REIT taxable income (computed without regard to the dividends paid deduction and our net capital gain) and (ii) 90% of the net income (after tax), if any, from foreclosure property, minus (B) the sum of certain items of non-cash income. Such distributions must be paid in the taxable year to which they relate, or in the following taxable year if declared before we timely file our tax return for such year and if paid on or before the first regular dividend payment after such declaration. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100%, of our REIT taxable income, as adjusted, we will be subject to tax on the undistributed amount at regular corporate tax rates, as the case may be. (However, we can elect to "pass through" any of our taxes paid on our undistributed net capital gain income to our stockholders on a pro rata basis.) Furthermore, if we should fail to distribute during each calendar year at least the sum of (1) 85% of our ordinary income for such year, (2) 95% of our net capital gain income for such year, and (3) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the sum of the amounts actually distributed and the amount of any net capital gains we elected to retain and pay tax on. For these and other purposes, dividends declared by us in October, November or December of one taxable year and payable to a stockholder of record on a specific date in any such month shall be treated as both paid by us and received by the stockholder during such taxable year, provided that the dividend is actually paid by us by January 31 of the following taxable year.

We believe that we have made timely distributions sufficient to satisfy the annual distribution requirements. It is possible that in the future we may not have sufficient cash or other liquid assets to meet the distribution requirements, due to timing differences between the actual receipt of income and actual payment of expenses on the one hand, and the inclusion of such income and deduction of such expenses in computing our REIT taxable income on the other hand. Further, as described below, it is possible that, from time to time, we may be allocated a share of net capital gain attributable to the sale of depreciated property that exceeds our allocable share of cash attributable to that sale. To avoid any problem with the distribution requirements, we will closely monitor the relationship between our REIT taxable income and cash flow and, if necessary, will borrow funds or issue preferred or common stock to satisfy the distribution requirement. We may be required to borrow funds at times when market conditions are not favorable.

If we fail to meet the distribution requirements as a result of an adjustment to our tax return by the Internal Revenue Service, we may retroactively cure the failure by paying a "deficiency dividend" (plus applicable penalties and interest) within a specified period.

Prohibited Transaction Rules

A REIT will incur a 100% penalty tax on the net income derived from a sale or other disposition of property, other than foreclosure property, that the REIT holds primarily for sale to customers in the ordinary course of a trade or business (a "prohibited transaction"). Under a safe harbor provision in the Internal Revenue Code, however, income from certain sales of real property held by the REIT for at least four years at the time of the disposition will not be treated as income from a prohibited transaction. We believe that none of our assets is held for sale to customers and that a sale of any of our assets would not be in the ordinary course of our business. Whether a REIT holds an asset "primarily for sale to customers in the ordinary course of a trade or business" depends, however, on the facts and circumstances in effect from time to time, including those related to a particular asset. Although we will attempt to ensure that none of our sales of property will constitute a prohibited transaction, we cannot assure you that none of such sales will be so treated.

Failure to Qualify

If we fail to qualify for taxation as a REIT in any taxable year and the relief provisions do not apply, we will be subject to tax (including any applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to stockholders in any year in which we fail to qualify will not be deductible by us, nor will they be required to be made. In such event, to the extent of our current and accumulated earnings and profits, all distributions to stockholders will be taxable as ordinary income, and, subject to certain limitations in the Internal Revenue Code, corporate distributees may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we will also be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether we would be entitled to such statutory relief.

Investments in Partnerships

The following discussion summarizes certain U.S. federal income tax considerations applicable solely to our investment in entities treated as partnerships for U.S. federal income tax purposes. The discussion does not cover state or local tax laws or any U.S. federal tax laws other than income tax laws.

General

We hold a direct ownership interest in the Operating Partnership. In general, partnerships are "pass-through" entities which are not subject to U.S. federal income tax. Rather, partners are allocated their proportionate shares of the items of income, gain, loss, deduction and credit of a partnership, and are potentially subject to tax thereon, without regard to whether the partners receive a distribution from the partnership. We include our proportionate share of the foregoing partnership items for purposes of the various REIT income tests and in the computation of our REIT taxable income. See "--Taxation of Essex" and "--Gross Income Tests." Any resultant increase in our REIT taxable income increases our distribution requirements, but is not subject to U.S. federal income tax in our hands provided that such income is distributed to our stockholders. See "--Annual Distribution Requirements." Moreover, for purposes of the REIT asset tests, we include our proportionate share of assets held by the partnerships. see "--Asset Tests."

Tax Allocations with Respect to the Properties

Pursuant to Section 704(c) of the Internal Revenue Code, income, gain, loss and deduction attributable to appreciated or depreciated property that is contributed to a partnership in exchange for an interest in the partnership (such as some of our properties), must be allocated in a manner such that the contributing partner is charged with, or benefits from, respectively, the unrealized gain or unrealized loss associated with the property at the time of the contribution. The amount of such unrealized gain or unrealized loss is generally equal to the difference between the fair market value of contributed property at the time of contribution, and the adjusted tax basis of such property at the time of contribution (a "book-tax difference"). Such allocations are solely for U.S. federal income tax purposes and do not affect the book capital accounts or other economic or legal arrangements among the partners. The Operating Partnership has property subject to book-tax differences. Consequently, the partnership agreement of the Operating Partnerships requires such allocations to be made in a manner consistent with Section 704(c) of the Internal Revenue Code.

In general, the partners who contributed appreciated assets to the Operating Partnership will be allocated lower amounts of depreciation deductions for tax purposes and increased taxable income and gain on sale by the Operating Partnership of the contributed assets (including some of our properties). This will tend to eliminate the book-tax difference over time. However, the special allocation rules under Section 704(c) of the Internal Revenue Code do not always entirely rectify the book-tax difference on an annual basis or with respect to a specific taxable transaction, such as a sale. Thus, the carryover basis of the contributed assets in the hands of the operating partnerships may cause us to be allocated lower depreciation and other deductions, and possibly greater amounts of taxable income in the event of a sale of such contributed assets, in excess of the economic or book income allocated to us as a result of such sale. This may cause us to recognize taxable income in excess of cash proceeds, which might adversely affect our ability to comply with the REIT distribution requirements. See "--Annual Distribution Requirements." In addition, the application of Section 704(c) of the Internal Revenue Code is not entirely clear and may be affected by authority that may be promulgated in the future.

Investing in Our Common Stock

The following summary describes the material U.S. federal income tax consequences relating to the purchase, ownership, and disposition of our common stock as of the date hereof. Except where noted, this summary deals only with common stock held as a capital asset and does not deal with special situations, such as those of dealers in securities or currencies, tax-exempt organizations, individual retirement accounts and other tax deferred accounts, financial institutions, life insurance companies, or persons holding our common stock as a part of a hedging or conversion transaction or a straddle. Furthermore, the discussion below is based upon the current U.S. federal income tax laws and interpretations thereof as of the date hereof. Such authorities may be repealed, revoked, or modified so as to result in U.S. federal income tax consequences different from those discussed below. In addition, except as otherwise indicated, the following summary does not consider the effect of any applicable foreign, state, local, or other tax laws or estate or gift tax considerations.

If a partnership holds our common stock, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisor regarding the tax consequences of the ownership and disposition of our common stock.

U.S. Holders. As used herein, a "U.S. holder" of our common stock means a holder that for U.S. federal income tax purposes is:

  a citizen or resident of the United States;
  a corporation or other entity treated as a corporation for U.S. federal income tax purposes that is created or organized in or under the laws of the United States or any political subdivision thereof;
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
  a trust if (a) a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in place to be treated as a U.S. person.

Taxation of Taxable U.S. Holders

In General. As long as we qualify as a REIT, distributions made to our taxable U.S. holders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income. U.S. holders that are corporations will not be entitled to a dividends received deduction. To the extent that we make distributions in excess of current and accumulated earnings and profits, these distributions are treated first as a tax-free return of capital to the U.S. holder, reducing the tax basis of a U.S. holder's common stock by the amount of such distribution (but not below zero), with distributions in excess of the U.S. holder's tax basis treated as proceeds from a sale of common stock, the tax treatment of which is described below. Distributions will generally be taxable, if at all, in the year of the distribution. However, any dividend declared by us in October, November or December of any year and payable to a U.S. holder who held our common stock on a specified record date in any such month shall be treated as both paid by us and received by the U.S. holder on December 31 of such year, provided that the dividend is actually paid by us during January of the following calendar year.

In general, distributions which are designated by us as capital gain dividends will be taxable to U.S. holders as gain from the sale of assets held for greater than one year, or "long-term term capital gain." That treatment will apply regardless of the period for which a U.S. holder has held the common stock upon which the capital gain dividend is paid. However, corporate U.S. holders may be required to treat up to 20% of certain capital gain dividends as ordinary income. Noncorporate taxpayers generally are taxable at a maximum rate of 20% on long-term capital gain, and are generally taxable at a maximum rate of 18% on gains from capital assets treated as acquired after December 31, 2000 and held for more than five years at the time of the disposition. However, a portion of any capital gain dividends received by noncorporate taxpayers might be subject to tax at a 25% rate to the extent attributable to gains realized on the sale of real property that correspond to our "unrecaptured Section 1250 gain."

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent designated by us, a U.S. holder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such U.S. holder's long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the U.S. holder, (4) increase the adjusted basis of his common stock by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a U.S. holder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with Treasury Regulations (which have not yet been issued).

Distributions made by us and gain arising from the sale or exchange by a U.S. holder of common stock will not be treated as passive activity income, and as a result, U.S. holders generally will not be able to apply any "passive losses" against this income or gain. U.S. holders may not include in their individual income tax returns any of our net operating losses or capital losses.

Disposition of Stock. Upon any taxable sale or other disposition of our common stock, a U.S. holder will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received on the sale or other disposition and (2) the U.S. holder's adjusted basis in the common stock for tax purposes.

This gain or loss will be a capital gain or loss, and will be long-term capital gain if our common stock has been held for more than one year at the time of the disposition. Noncorporate U.S. holders are generally taxable at a maximum rate of 20% on long-term capital gain, and may be taxable at a maximum rate of 18% on gains from capital assets held for more than five years at the time of the disposition. The Internal Revenue Service has the authority to prescribe, but has not yet prescribed, regulations that would apply a capital gain tax rate of 25% (which is generally higher than the long-term capital gain tax rates for noncorporate U.S. holders) to a portion of capital gain realized by a noncorporate U.S. holder on the sale of REIT stock that would correspond to the REIT's "unrecaptured Section 1250 gain." U.S. holders are urged to consult with their own tax advisors with respect to their capital gain tax liability. A corporate U.S. holder will be subject to tax at a maximum rate of 35% on capital gain from the sale of our common stock regardless of its holding period for the stock.

In general, any loss upon a sale or exchange of our common stock by a U.S. holder who has held such stock for six months or less (after applying certain holding period rules) will be treated as a long-term capital loss, to the extent of distributions (actually made or deemed made in accordance with the discussion above) from us required to be treated by such U.S. holder as long-term capital gain.

Information Reporting and Backup Withholding. Payments of dividends on our common stock and proceeds received upon the sale, redemption or other disposition of our stock may be subject to Internal Revenue Service information reporting and backup withholding tax. Payments to certain U.S. holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting or backup withholding. Payments to a non-corporate U.S. holder will be subject to information reporting and backup withholding tax if such holder:

  fails to furnish its taxpayer identification number, which for an individual is ordinarily his or her social security number, furnishes an incorrect taxpayer identification number,
  is notified by the Internal Revenue Service that it has failed to properly report payments of interest or dividends, or fails to certify, under penalties of perjury, that it has furnished a correct taxpayer identification number and that the Internal Revenue Service has not notified the U.S. holder that it is subject to backup withholding.

A U.S. holder that does not provide us with its correct taxpayer identification number may also be subject to penalties imposed by the Internal Revenue Service. Any amount paid as backup withholding will be creditable against the U.S. holder's U.S. federal income tax liability, if any, and otherwise be refundable, provided that the requisite procedures are followed.

You should consult your tax advisor regarding your qualification for an exemption from backup withholding and information reporting and the procedures for obtaining such an exemption, if applicable.

Taxation of Tax-Exempt U.S. Holders

Based upon a published ruling by the Internal Revenue Service, a distribution by us to, and gain upon a disposition of our common stock by, a U.S. holder that is a tax-exempt entity will not constitute "unrelated business taxable income" ("UBTI") provided that the tax-exempt entity has not financed the acquisition of its common stock with "acquisition indebtedness" within the meaning of the Internal Revenue Code and the stock is not otherwise used in an unrelated trade or business of the tax-exempt entity. However, for tax-exempt U.S. holders that are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts and qualified group legal services plans exempt from U.S. federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in us will constitute UBTI unless the organization properly sets aside or reserves such amounts for purposes specified in the Internal Revenue Code. These tax-exempt U.S. holders should consult their own tax advisers concerning these "set aside" and reserve requirements.

Notwithstanding the preceding paragraph, however, a portion of the dividends paid by us may be treated as UBTI to certain domestic private pension trusts if we are treated as a "pension-held REIT." We believe that we are not, and we do not expect to become, a "pension-held REIT." If we were to become a pension- held REIT, these rules generally would only apply to certain pension trusts that held more than 10% of our stock.

Taxation of Non-U.S. Holders

The following is a discussion of certain anticipated U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to non-U.S. holders of such stock. A "non-U.S. holder" is any person who or that is not a U.S. holder. The discussion is based on current law and is for general information only. The discussion addresses only certain and not all aspects of U.S. federal income taxation. Special rules may apply to certain non- U.S. holders such as "controlled foreign corporations," "passive foreign investment companies" and "foreign personal holding companies." Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Distributions from the Company

1. Ordinary Dividends. The portion of dividends received by non-U.S. holders payable out of our current and accumulated earnings and profits which are not attributable to capital gains and which are not effectively connected with a U.S. trade or business of the non-U.S. holder will be subject to U.S. withholding tax at the rate of 30% (unless reduced by treaty). In general, non- U.S. holders will not be considered engaged in a U.S. trade or business solely as a result of their ownership of our common stock. In cases where the dividend income from a non-U.S. holder's investment in our common stock is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), the non-U.S. holder generally will be subject to U.S. tax at graduated rates, in the same manner as U.S. holders are taxed with respect to such dividends (and may also be subject to the 30% branch profits tax in the case of a corporate non-U.S. holder).

2. Non-Dividend Distributions. Unless our stock constitutes a USRPI (as defined below), distributions by us which are not paid out of our current and accumulated earnings and profits will not be subject to U.S. income or withholding tax. If it cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to dividends. However, the non-U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. If our common stock constitutes a USRPI, a distribution in excess of current and accumulated earnings and profits will be subject to 10% withholding tax and may be subject to additional taxation under FIRPTA (as defined below). However, the 10% withholding tax will not apply to distributions already subject to the 30% dividend withholding.

We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions of ordinary income made to a non-U.S. holder unless (1) a lower treaty rate applies and proper certification is provided or (2) the non- U.S. holder files an Internal Revenue Service Form W-8ECI with us claiming that the distribution is effectively connected with the non-U.S. holder's conduct of a U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder). However, the non- U.S. holder may seek a refund of such amounts from the Internal Revenue Service if it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits.

3. Capital Gain Dividends. Under the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"), a distribution made by us to a non-U.S. holder, to the extent attributable to gains ("USRPI Capital Gains") from dispositions of United States Real Property Interests ("USRPIs"), will be considered effectively connected with a U.S. trade or business of the non-U.S. holder and therefore will be subject to U.S. income tax at the rates applicable to U.S. holders, without regard to whether such distribution is designated as a capital gain dividend. (The properties owned by our material partnership subsidiaries generally are USRPIs.) Distributions subject to FIRPTA may also be subject to a 30% branch profits tax in the hands of a corporate non- U.S. holder that is not entitled to treaty exemption.

Distributions attributable to our capital gains which are not USRPI Capital Gains generally will not be subject to income taxation, unless (1) investment in the shares is effectively connected with the non-U.S. holder's U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), in which case the non-U.S. holder will be subject to the same treatment as U.S. holders with respect to such gain (except that a corporate non-U.S. holder may also be subject to the 30% branch profits tax), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains.

We will be required to withhold and remit to the Internal Revenue Service 35% of any distributions to non-U.S. holders that are designated as capital gain dividends, or, if greater, 35% of a distribution that could have been designated as a capital gain dividend. Distributions can be designated as capital gains to the extent of our net capital gain for the taxable year of the distribution. The amount withheld is creditable against the non-U.S. holder's U.S. federal income tax liability.

Disposition of Stock. Unless our common stock constitutes a USRPI, a sale of such stock by a non-U.S. holder generally will not be subject to U.S. taxation unless (1) the investment in the common stock is effectively connected with the non-U.S. holder's U.S. trade or business (or, if an income tax treaty applies, is attributable to a U.S. permanent establishment of the non-U.S. holder), or (2) the non-U.S. holder is a non-resident alien individual who is present in the United States for 183 days or more during the taxable year and certain other conditions are present.

The common stock will not constitute a USRPI if we are a "domestically controlled REIT." A domestically controlled REIT is a REIT in which, at all times during a specified testing period, less than 50% in value of its shares is held directly or indirectly by non-U.S. holders. We believe that we are, and we expect to continue to be, a domestically controlled REIT, and therefore that the sale of our common stock will not be subject to taxation under FIRPTA. Because our common stock will be publicly traded, however, no assurance can be given that we will continue to be a domestically controlled REIT.

Even if we do not constitute a domestically controlled REIT, a non-U.S. holder's sale of our common stock generally will not be subject to tax under FIRPTA as a sale of a USRPI provided that (1) the stock is "regularly traded" (as defined by applicable Treasury Regulations) on an established securities market and (2) the selling non-U.S. holder held (taking into account constructive ownership rules) 5% or less of our outstanding stock at all times during a specified testing period.

If gain on the sale of our common stock were subject to taxation under FIRPTA, the non-U.S. holder would be subject to the same treatment as a U.S. holder with respect to such gain (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). In addition, the purchaser of the common stock could be required to withhold 10% of the purchase price and remit such amount to the Internal Revenue Service.

Information Reporting and Backup Withholding. Backup withholding will apply to dividend payments made to a non-U.S. holder of our common stock unless the holder has certified that it is not a U.S. holder and the payor has no actual knowledge that the owner is not a non-U.S. holder. Information reporting generally will apply with respect to dividend payments even if certification is provided.

Payment of the proceeds from a disposition of our stock by a non-U.S. holder made to or through the U.S. office of a broker is generally subject to information reporting and backup withholding unless the holder or beneficial owner certifies that it is not a U.S. holder or otherwise establishes an exemption. Generally, Internal Revenue Service information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a foreign office of a foreign broker- dealer. If the proceeds from a disposition of our stock are paid to or through a foreign office of a U.S. broker-dealer or a non-U.S. office of a foreign broker- dealer that is (i) a "controlled foreign corporation" for U.S. federal income tax purposes, (ii) a person 50% or more of whose gross income from all sources for a three-year period was effectively connected with a U.S. trade or business, (iii) a foreign partnership with one or more partners who are U.S. persons and who in the aggregate hold more than 50% of the income or capital interest in the partnership, or (iv) a foreign partnership engaged in the conduct of a trade or business in the United States, then backup withholding and information reporting generally will not apply if the non-U.S. holder satisfies certification requirements regarding its status as a non-U.S. holder and the broker-dealer has no actual knowledge that the owner is not a non-U.S. holder.

A non-U.S. holder should consult its tax advisor regarding application of withholding and backup withholding in its particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations.

Dividend Reinvestment Program

Stockholders participating in our dividend reinvestment program are treated as having received the gross amount of any cash distributions which would have been paid by us to such stockholders had they not elected to participate in the program. These distributions will retain the character and tax effect applicable to distributions from us generally. See "-- Tax Consequences of an Investment in Our Common Stock." Participants in the dividend reinvestment program are subject to U.S. federal income and withholding tax on the amount of the deemed distributions to the extent that such distributions represent dividends or gains, even though they receive no cash. Shares of our stock received under the program will have a holding period beginning with the day after purchase, and a tax basis equal to their cost (which is the gross amount of the distribution).

Possible Legislative or Other Actions Affecting Tax Considerations

Prospective investors should recognize that the present U.S. federal income tax treatment of an investment in us may be modified by legislative, judicial or administrative action at any time, and that any such action may affect investments and commitments previously made. The rules dealing with U.S. federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department, resulting in revisions of regulations and revised interpretations of established concepts as well as statutory changes. Revisions in U.S. federal tax laws and interpretations thereof could adversely affect the tax consequences of an investment in us.

State and Local Taxes

We and our stockholders may be subject to state or local taxation in various jurisdictions, including those in which we or they transact business or reside. The state and local tax treatment of us and our stockholders may not conform to the U.S. federal income tax consequences discussed above. Consequently, prospective stockholders should consult their own tax advisers regarding the effect of state and local tax laws on an investment in our common stock.

PLAN OF DISTRIBUTION

This prospectus relates to the offer and sale from time to time by the selling stockholders of up to 6,513,490 shares of common stock.

Essex is registering the shares of common stock to provide the selling stockholders with freely tradeable securities, but the registration of these shares does not necessarily mean that the selling stockholders will offer or sell any of the shares.

We will not receive any proceeds from the issuance of the shares of common stock to the selling stockholders or from the sale of the shares by the selling stockholders, but we have agreed to pay certain expenses of the registration of the shares. The selling stockholders may from time to time sell the shares directly to purchasers. Alternatively, the selling stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and for the purchasers of the shares for whom they may act as agent. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act and any profit on the sale of the common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

In connection with distribution of the shares of common stock covered by this prospectus, the selling stockholders may enter into hedging transactions with broker-dealers, and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling stockholders. The selling stockholders also may sell the common stock short and deliver the common stock to close out such short positions. The selling stockholders also may enter into option or other transactions with broker- dealers that involve the delivery of the shares to the broker-dealers, who may then resell or otherwise transfer the shares.

The selling stockholders may transfer the shares to a donee and any donee would become a selling stockholder under this prospectus. The selling stockholders also may loan or pledge the shares. If a selling stockholder defaults on a loan secured by the shares, the pledgee could obtain ownership of the shares and would then become a selling stockholder under this prospectus.

LEGAL MATTERS

The validity of the shares of common stock that may be sold by the selling stockholders pursuant to this prospectus will be passed upon for us by Morrison & Foerster LLP. Morrison & Foerster LLP will also issue an opinion to us regarding certain tax matters described under "Certain U.S. Federal Income Tax Considerations."

EXPERTS

The consolidated financial statements of Essex Property Trust, Inc. and subsidiaries as of December 31, 2002 and 2001, and for each of the years in the three-year period ended December 31, 2002 and the related financial statement schedule, have been incorporated by reference in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table itemizes the expenses incurred by the Registrant in connection with the issuance and registration of the securities being registered hereunder. All amounts shown are estimates except the Securities and Exchange Commission registration fee.

SEC Registration Fee	$31,400
NYSE Listing Fee	2,258
Legal Fees and Expenses	35,000
Accounting Fees and Expenses	25,000
Miscellaneous	342

Total	$94,000

All of the costs identified above will be paid for by the Registrant.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 2-418 of the Maryland General Corporation Law permits a corporation to indemnify its directors and officers and certain other parties against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities unless it is established that (i) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (a) was committed in bad faith or (b) was the result of active and deliberate dishonesty; (ii) the director or officer actually received an improper personal benefit in money, property or services; or (iii) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. Indemnification may be made against judgments, penalties, fines, settlements and reasonable expenses actually incurred by the director or officer in connection with the proceeding; provided, however, that if the proceeding is one by or in the right of the corporation, indemnification may not be made with respect to any proceeding in which the director or officer has been adjudged to be liable to the corporation. In addition, a director or officer may not be indemnified with respect to any proceeding charging improper personal benefit to the director or officer, whether or not involving action in the director's or officer's official capacity, in which the director or officer was adjudged to be liable on the basis that personal benefit was received. The termination of any proceeding by conviction, or upon a plea of nolo contendere or its equivalent, or an entry of any order of probation prior to judgment, creates a rebuttable presumption that the director or officer did not meet the requisite standard of conduct required for indemnification to be permitted.

In addition, Section 2-418 of the Maryland General Corporation Law requires that, unless prohibited by its charter, a corporation may indemnify any director or officer who is made a party to any proceeding by reason of service in that capacity against reasonable expenses incurred by the director or officer in connection with the proceeding, in the event that the director or officer is successful, on the merits or otherwise, in the defense of the proceeding.

The Registrant's charter and bylaws provide in effect for the indemnification by the Registrant of the directors and officers of the Registrant to the fullest extent permitted by applicable law. The Registrant has purchased directors' and officers' liability insurance for the benefit of its directors and officers.

The Registrant has entered into indemnification agreements with each of its executive officers and directors. The indemnification agreements require, among other matters, that the Registrant indemnify its executive officers and directors to the fullest extent permitted by law and reimburse the executive officers and directors for all related expenses as incurred, subject to return if it is subsequently determined that indemnification is not permitted.

ITEM 16. EXHIBITS

EXHIBIT INDEX

Exhibit No.	Document	Page
2.1	Agreement and Plan of Reorganization by and among Essex, Merger Sub, Sachs, the Sachs Shareholders and John M. Sachs, dated December 17, 2002. Certain exhibits and schedules referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(29) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the Securities and Exchange Commission upon request. Attached as Exhibit 2.1 to the Company's Form 8-K, filed December 23, 2002 and incorporated herein by reference.	--
3.1	Articles of Amendment and Restatement of Essex Property Trust, Inc. dated June 22, 1995, attached as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.	--
3.2	Articles Supplementary of Essex Property Trust, Inc. for the 8.75% Convertible Preferred Stock, Series 1996A, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed July 16, 1996, and incorporated herein by reference.	--
3.3	First Amendment to Articles of Amendment and Restatement of Essex Property Trust, Inc., attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.	--
3.4	Certificate of Correction to Exhibit 3.2 dated December 20, 1996.	(1)
3.5	Amended and Restated Bylaws of Essex Property Trust, Inc., attached as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
3.6	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc., dated December 17, 1996.	(1)
3.7	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on February 10, 1998, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	--
3.8	Articles Supplementary reclassifying 500,000 shares of Common Stock as 500,000 shares of 9 1/8% Series C Cumulative Redeemable Preferred Stock, filed with the State of Maryland on November 25, 1998.	(2)
3.9	Certificate of Correction to Exhibit 3.2 dated February 12, 1999.	(2)
3.10	Articles Supplementary reclassifying 6,617,822 shares of Common Stock as 6,617,822 shares of Series A Junior Participating Preferred Stock, filed with the State of Maryland on November 13, 1998, attached as Exhibit 4.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
3.11	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on July 30, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	--
3.12	Articles Supplementary reclassifying 2,200,000 shares of Common Stock as 2,200,000 shares of 9.25% Series E Cumulative Redeemable Preferred Stock, filed with the State of Maryland on September 9, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	--
3.13	Certificate of Correction to Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
3.14	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc. dated February 14, 2000, attached as Exhibit 3.2 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
4.1	Rights Agreement, dated as of November 11, 1998, between Essex Property Trust, Inc., and BankBoston, N.A., as Rights Agent, including all exhibits thereto, attached as Exhibit 1 to the Company's Registration Statement filed on Form 8-A dated November 12, 1998, and incorporated herein by reference.	--
4.2	Amendment to Rights Agreement, dated as of December 13, 2000, attached as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.	--
4.3	Amendment to Rights Agreement, dated as of February 28, 2002, attached as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	--
5.1	Opinion of Morrison & Foerster LLP.	--
8.1	Opinion of Morrison & Foerster LLP relating to certain tax matters.	--
23.1	Consent of KPMG LLP.	--
23.2	Consent of Morrison & Foerster LLP (included in Exhibits 5.1 and 8.1)	--

________________

(1) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.

ITEM 17. UNDERTAKINGS

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

The undersigned Registrant hereby further undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Exchange Act of 1934, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director. officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Exchange Act of 1934, and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Palo Alto, State of California, on the 4th day of April, 2003.

ESSEX PROPERTY TRUST, INC.

/s/ MICHAEL J. SCHALL
By: Michael J. Schall
Director, Senior Executive Vice President and Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:
SIGNATURE	TITLE	DATE
/s/ GEORGE M. MARCUS* George M. Marcus	Chairman of the Board of Directors	April 4, 2003
/s/ WILLIAM A. MILLICHAP* William A. Millichap	Director	April 4, 2003
/s/ KEITH R. GUERICKE* Keith R. Guericke	Vice Chairman of the Board, Chief Executive Officer and President (Principal Executive Officer)	April 4, 2003
/s/ MICHAEL J. SCHALL Michael J. Schall	Director, Senior Executive Vice President and Chief Financial Officer (Principal Financial Officer)	April 4, 2003

/s/ MARK J. MIKL* Mark J. Mikl	Vice President and Controller (Principal Accounting Officer)	April 4, 2003

/s/ DAVID W. BRADY* David W. Brady	Director	April 4, 2003

/s/ ROBERT E. LARSON* Robert E. Larson	Director	April 4, 2003

/s/ GARY P. MARTIN* Gary P. Martin	Director	April 4, 2003

/s/ ISSIE N. RABINOVITCH* Issie N. Rabinovitch	Director	April 4, 2003

/s/ THOMAS E. RANDLETT* Thomas E. Randlett	Director	April 4, 2003

/s/ WILLARD H. SMITH, JR* Willard H. Smith, Jr.	Director	April 4, 2003

*By: /s/ MICHAEL J. SCHALL Michael J. Schall Attorney in Fact		April 4, 2003

EXHIBIT INDEX

Exhibit No.	Document	Page
2.1	Agreement and Plan of Reorganization by and among Essex, Merger Sub, Sachs, the Sachs Shareholders and John M. Sachs, dated December 17, 2002. Certain exhibits and schedules referenced in the Merger Agreement have been omitted in accordance with Item 601(b)(29) of Regulation S-K. A copy of any omitted exhibit or schedule will be furnished supplementally to the Securities and Exchange Commission upon request. Attached as Exhibit 2.1 to the Company's Form 8-K, filed December 23, 2002 and incorporated herein by reference.	--
3.1	Articles of Amendment and Restatement of Essex Property Trust, Inc. dated June 22, 1995, attached as Exhibit 3.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1995, and incorporated herein by reference.	--
3.2	Articles Supplementary of Essex Property Trust, Inc. for the 8.75% Convertible Preferred Stock, Series 1996A, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed July 16, 1996, and incorporated herein by reference.	--
3.3	First Amendment to Articles of Amendment and Restatement of Essex Property Trust, Inc., attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1996, and incorporated herein by reference.	--
3.4	Certificate of Correction to Exhibit 3.2 dated December 20, 1996,	(1)
3.5	Amended and Restated Bylaws of Essex Property Trust, Inc., attached as Exhibit 3.2 to the Company's Current Report on Form 8-K, filed August 13, 1996, and incorporated herein by reference.	--
3.6	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc., dated December 17, 1996.	(1)
3.7	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 7.875% Series B Cumulative Redeemable Preferred Stock, filed with the State of Maryland on February 10, 1998, attached as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed March 3, 1998, and incorporated herein by reference.	--
3.8	Articles Supplementary reclassifying 500,000 shares of Common Stock as 500,000 shares of 9 1/8% Series C Cumulative Redeemable Preferred Stock, filed with the State of Maryland on November 25, 1998.	(2)
3.9	Certificate of Correction to Exhibit 3.2 dated February 12, 1999.	(2)
3.10	Articles Supplementary reclassifying 6,617,822 shares of Common Stock as 6,617,822 shares of Series A Junior Participating Preferred Stock, filed with the State of Maryland on November 13, 1998, attached as Exhibit 4.0 to the Company's Annual Report on Form 10-K for the year ended December 31, 1998, and incorporated herein by reference.	--
3.11	Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, filed with the State of Maryland on July 30, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended June 30, 1999 and incorporated herein by reference.	--
3.12	Articles Supplementary reclassifying 2,200,000 shares of Common Stock as 2,200,000 shares of 9.25% Series E Cumulative Redeemable Preferred Stock, filed with the State of Maryland on September 9, 1999, attached as Exhibit 3.1 to the Company's 10-Q for the quarter ended September 30, 1999 and incorporated herein by reference.	--
3.13	Certificate of Correction to Articles Supplementary reclassifying 2,000,000 shares of Common Stock as 2,000,000 shares of 9.30% Series D Cumulative Redeemable Preferred Stock, attached as Exhibit 3.1 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
3.14	Certificate of Amendment of the Bylaws of Essex Property Trust, Inc. dated February 14, 2000, attached as Exhibit 3.2 to the Company's Form 10-Q for the quarter ended March 31, 2000, and incorporated herein by reference.	--
4.1	Rights Agreement, dated as of November 11, 1998, between Essex Property Trust, Inc., and BankBoston, N.A., as Rights Agent, including all exhibits thereto, attached as Exhibit 1 to the Company's Registration Statement filed on Form 8-A dated November 12, 1998, and incorporated herein by reference.	--
4.2	Amendment to Rights Agreement, dated as of December 13, 2000, attached as Exhibit 4.1 to the Company's Form 10-Q for the quarter ended March 31, 2001 and incorporated herein by reference.	--
4.3	Amendment to Rights Agreement, dated as of February 28, 2002, attached as Exhibit 4.3 to the Company's Form 10-K for the year ended December 31, 2001 and incorporated herein by reference.	--
5.1	Opinion of Morrison & Foerster LLP.	--
8.1	Opinion of Morrison & Foerster LLP relating to certain tax matters.	--
23.1	Consent of KPMG LLP.	--
23.2	Consent of Morrison & Foerster LLP (included in Exhibits 5.1 and 8.1)	--

________________

(1) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1996.

(2) Incorporated by reference to the identically numbered exhibit to the Company's Annual Report on Form 10-K for the year ended December 31, 1998.